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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated March 29, 2011	Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 33-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.
Notice of Meeting and Management Information Circular; and

2.
Form of Proxy.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: March 29, 2011	By:	/s/ ALISON T. LOVE Alison T. Love Vice President, Corporate Secretary & Chief Compliance Officer

CHICAGO

THE ENERGY YOU COUNT ON

ENBRIDGE INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ENBRIDGE INC. TO BE HELD ON WEDNESDAY, MAY 11, 2011 IN CALGARY, ALBERTA, CANADA

MARCH 2, 2011

Contents

Letter to shareholders	1
Notice of our 2011 annual and special meeting of shareholders	2
Management information circular	3
1. About the meeting	4
What the meeting will cover	4
Who can vote	4
How to vote	5
Electing our directors	7
Appointing the auditors	17
Stock split	18
Stock option plans	19
Shareholder rights plan	20
Having a "say on pay"	20
Shareholder proposals	21
2. Governance	21
Our governance practices	21
A culture of ethical conduct	22
The role of the board	23
Our expectations of directors	25
Board evaluation	26
Board committees	28
3. Compensation	35
Directors	35
Compensation discussion and analysis	35
2010 results	37
Executives	40
Compensation discussion and analysis	40
2010 results	62
4. Loans to directors and senior officers	69
5. Directors and officers liability insurance	69
Appendix A
Shareholder rights plan summary	70

March 2, 2011

Dear shareholder,

It is our pleasure to invite you to attend the Enbridge Inc. annual and special meeting of shareholders on May 11, 2011 at the Metropolitan Conference Centre, Ballroom, in Calgary.

This meeting is your opportunity to vote on the items of business, hear about our performance over the past year and learn more about our plans for making sure Enbridge Inc. remains one of your most valued investments.

You will also be able to meet the Board of Directors and senior management and talk to other Enbridge Inc. shareholders.

This document includes a formal notice of the meeting and the management information circular, which explains what the meeting will cover, the voting process, governance and other important information, such as how we make our compensation decisions and why. The package you received also includes either a brief summary about Enbridge Inc. or our full 2010 annual report, if you asked us to send it to you.

It's important to vote. Please take some time to review this document and then vote your common shares, either by proxy or by attending the meeting in person.

Sincerely,

David A. Arledge	Patrick D. Daniel
Chair, Board of Directors	President & Chief Executive Officer

2011 Management information circular      1

Notice of our 2011 annual and special meeting of shareholders

You are invited to the Enbridge Inc. 2011 annual and special meeting of shareholders.

When

May 11, 2011
1:30 p.m. (mountain daylight time) (MDT)

Where

Metropolitan Conference Centre, Ballroom
333-4th Avenue S.W.
Calgary, Alberta (Canada)

Your vote is important

Please remember to vote your common shares. If you held Enbridge Inc. common shares at the close of business on March 17, 2011 you are entitled to receive notice of this meeting or any adjournment of it and vote your common shares.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you. It has also given us approval to send it to our auditors.

By order of the Board,

Alison T. Love
Vice President, Corporate Secretary &
Chief Compliance Officer

Calgary, Alberta
March 2, 2011

2      ENBRIDGE INC.

Management information circular

You have received this management information circular (circular) because you owned Enbridge common shares (Enbridge shares or common shares) at the close of business on March 17, 2011 (record date).

As a shareholder, you have the right to attend our annual and special meeting (meeting) of shareholders on May 11, 2011 and to vote your Enbridge shares. You can vote in person or by proxy, using the enclosed form.

ABOUT THIS DOCUMENT

This circular explains what the meeting will cover, the voting process and other important information you need to know, such as:

•
the directors who have been nominated to our Board of Directors (Board or Board of Directors);
•
the auditors;
•
our governance practices; and
•
2010 compensation for our directors and officers.

VOTING

It's important to vote your Enbridge shares. To encourage you to vote, Enbridge employees may contact you in person or by phone. We pay for the cost of soliciting your vote and our employees do not receive a commission or any other form of compensation for it.

ACCESSING DOCUMENTS

You will find important disclosure and governance documents on our website (www.enbridge.com), including our quarterly and annual management's discussion and analysis (MD&A) and financial statements and notes, 2010 annual report, 2011 annual information form and this circular. Copies are also available free of charge from our Corporate Secretary by phone, fax or email.

T. 1.403.231.3900
F. 1.403.231.5929
email: corporatesecretary@enbridge.com

You can also find these and other documents on SEDAR (www.sedar.com).

COMMUNICATING WITH THE BOARD

You can write to our Board or to individual directors by contacting our Corporate Secretary:

Alison T. Love, Vice President, Corporate Secretary & Chief Compliance Officer
Enbridge Inc.
3000, 425 - 1st Street S.W.,
Calgary, Alberta, Canada T2P 3L8
email: corporatesecretary@enbridge.com

Our head office is also our principal executive and registered office.

This circular and proxy form will be mailed to shareholders on or close to March 29, 2011. Unless we state otherwise, information in this circular is as of March 2, 2011.

In this document, you and your mean holders of Enbridge common shares.

We, us, our, company and Enbridge mean Enbridge Inc.

All dollar amounts are in Canadian dollars ($ or CA$) unless stated otherwise. US$ means United States of America (US) dollars.

2011 Management information circular      3

1.        About the meeting

WHAT THE MEETING WILL COVER

There will be seven items of business:

Financial statements (www.enbridge.com/InvestorRelations)

You will receive our 2010 consolidated financial statements and the auditors' report. You can download a copy of our 2010 annual report from our website (www.enbridge.com) if you did not receive a copy with this package.

Directors (see page 7)

You will elect directors to our Board of Directors for a term of one year. You can read about the nominated directors, including their backgrounds, experience and the committees of the Board (Board Committees or any one, a committee) they sit on, starting on page 8.

Auditors (see page 17)

You will vote on reappointing the auditors. Representatives of PricewaterhouseCoopers LLP (PwC) will be at the meeting to answer any questions. You can read about the services they provided in 2010 and the fees we paid them starting on page 17.

Stock split (special vote) (see page 18)

You will vote on amending Enbridge's articles to allow us to divide the common shares on a two for one basis (stock split).

Stock option plans (see page 19)

You will vote on increasing the number of common shares reserved for issuance under the Incentive Stock Option Plan and the Performance Stock Option Plan (together, the stock option plans) by 9,500,000 common shares in total.

Shareholder rights plan (see page 20)

You will vote on amending, continuing and approving our shareholder rights plan. There are no material amendments to the plan. It comes up for renewal every three years and will be up for renewal again in 2014.

Having a "say on pay" (advisory vote) (see page 20)

You may also vote on our approach to executive compensation. This is a non-binding advisory vote.

As of the date of this circular, the Board and management are not aware of any other items of business to be brought before the meeting.

We need a quorum

We need a quorum to hold the meeting and transact business. This means the people attending the meeting must hold or represent by proxy at least 25% of the total number of issued and outstanding common shares of Enbridge.

Live audio webcast

We are broadcasting a live audio webcast of our 2011 meeting if you're unable to attend in person.

Be sure to check our website closer to the meeting date for details.

We will also post a recording of the meeting on our website after we hold it.

WHO CAN VOTE

Our authorized share capital consists of an unlimited number of Enbridge common shares and an unlimited number of non-voting preferred shares, issued in series. Only holders of common shares have full voting rights.

If you held common shares at the close of business on March 17, 2011 you are entitled to attend the meeting or any adjournment, and vote your common shares. Each Enbridge common share you hold represents one vote.

Principal owners of common shares

As of March 2, 2011, there are 386,816,567 common shares and 5,000,000 preferred shares of Enbridge issued and outstanding.

4      ENBRIDGE INC.

The Board and management are not aware of any shareholder who directly or indirectly owns or exercises or directs control over more than 10% of our common shares.

In total, Noverco Inc. (Noverco) and its affiliates own 34,700,000 Enbridge shares, or approximately 9% of our total issued and outstanding Enbridge shares. We have a share and warrant subscription agreement with Noverco and Gaz Métro inc., in which we agreed to let Noverco participate in any future offerings of our common shares to help it maintain its ownership interest in Enbridge at approximately 10%. The agreement went into effect on August 27, 1997.

HOW TO VOTE

You can attend the meeting and vote your common shares in person or you can vote by proxy.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote on your behalf (called your proxyholder).

Patrick D. Daniel (President & Chief Executive Officer) and David A. Arledge (Chair of the Board or Chair), have agreed to act as the Enbridge proxyholders. If you appoint the Enbridge proxyholders but do not indicate on the enclosed form how you want to vote your common shares, they will vote:

•
for electing the nominated directors;
•
for re-appointing the auditors;
•
for the stock split;
•
for the stock option plans;
•
for the shareholder rights plan; and
•
for the advisory vote on our approach to executive compensation.

You can appoint someone else to be your proxyholder. This person does not need to be a shareholder. To do so, do not check the names of the Enbridge proxyholders on your proxy form. Instead, check the second box and print the name of the person you want to act on your behalf. Make sure the person you're appointing knows that you have appointed them as your proxyholder and that he or she needs to attend the meeting. Your proxyholder will need to register with our transfer agent when they arrive at the meeting.

Proxyholders must vote your common shares according to your instructions. If there are changes to the items of business or new items properly come before the meeting, a proxyholder can vote as he or she sees fit.

About the registrar and transfer agent

The registrar and transfer agent for our shares is CIBC Mellon Trust Company (CIBC Mellon). To protect shareholder confidentiality, CIBC Mellon collects the votes and counts them for us. Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon.

Registered shareholders

You are a registered shareholder if you hold your common shares in your name (in such case, you have a share certificate).

Registered shareholders can vote by mail, phone, fax or online. Choose the method you prefer and then carefully follow the voting instructions on the enclosed form.

If you are voting by mail or fax, complete your proxy form, sign and date it, and then send it to CIBC Mellon:

CIBC Mellon Trust Company
P.O. Box 721
Agincourt, Ontario    M1S 0A1
Fax: 1.866.781.3111 (toll-free in North America; outside of North America: 1.416.368.2502)

CIBC Mellon must receive your instructions by 6 p.m. MDT on May 9, 2011 regardless of the voting method you choose. If the meeting is postponed or adjourned, your instructions must be received by 6 p.m. MDT two business days before the meeting is reconvened.

2011 Management information circular      5

Proxy voting on the internet

You can also appoint a proxyholder on the internet, but you will have to vote separately on each item of business (follow the onscreen instructions). Your proxyholder will need to register with our transfer agent at the meeting.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution (your nominee) holds your common shares for you in a nominee account. This means you do not have a physical share certificate but your common shares are recorded on the nominee's electronic system.

Each nominee has its own voting instructions, but you can generally vote by mail, phone, fax or online. Carefully follow the instructions on the voting information form in the package sent to you by your nominee. Your nominee needs enough time to receive your instructions and then send them to our transfer agent, so it's important to complete the form right away.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

If you are a registered shareholder and want to attend the meeting and vote in person, do not complete or return the enclosed proxy form. When you arrive at the meeting, please see a representative from CIBC Mellon to register.

If you are a beneficial shareholder and you want to attend the meeting and vote in person, your nominee needs to appoint you as proxyholder. We do not have a record of the number of common shares you own or how many votes they represent because your common shares are held in a nominee account and are not registered in your name. Print your name on the voting instruction form you received from your nominee and carefully follow the instructions provided. Do not indicate your voting instructions. Be sure to register with a representative of Broadridge Investor Communications Solutions when you arrive at the meeting.

Hold common shares as both a registered and non- registered shareholder?

If some of your common shares are registered in your name and some are held by your nominee, you will need to follow two sets of voting instructions.

Please follow the instructions carefully. The voting process is different for registered and non- registered shareholders.

Changing your vote

If you vote by proxy, you can revoke or change your voting instructions, but we must receive your instructions to change or revoke your vote in time, or you can vote in person instead, as noted below.

Non-registered shareholders

Contact your nominee to find out how to change or revoke your vote and the timing requirements.

Registered shareholders

If you voted online or by phone, submit new voting instructions. Your new instructions will revoke your earlier instructions.

If you voted online, you can also use a proxy form to submit new voting instructions, as long as they are received at least 48 hours before the start of the meeting. Your new instructions will revoke your earlier instructions.

If you voted by fax or mail, you can use a proxy form to submit new voting instructions, as long as they are received at least 24 hours before the start of the meeting.

You can also:

•
send us notice in writing (from you or a person authorized to sign on your behalf). We must receive it by 6 p.m. MDT on May 10, 2011, or by 6 p.m. MDT on the business day before the meeting is reconvened if it was postponed or adjourned. Send your notice to the Corporate Secretary, Enbridge Inc., 3000, 425-1st Street S.W., Calgary, Alberta T2P 3L8 Fax: 1.403.231.5929;
•
give your notice to the chair of the meeting before the start of the meeting. If you give him the notice after the meeting has started, your new instructions will only apply to the items of business that haven't already been voted on; or
•
change your vote in any other manner permitted by law.

6      ENBRIDGE INC.

If your common shares are owned by a corporation, your notice must be under a corporate seal or issued by an authorized officer of the company or its attorney.

You can send us your new instructions in any other manner permitted by law.

Voting results

We need a simple majority (at least 50% plus one vote) of all votes cast to elect the nominated directors, appoint the auditors, approve the changes to our stock option plans and shareholder rights plan and approve our approach to executive compensation.

For the proposed stock split, we need at least two-thirds (66 2/3%) of all votes cast to approve the resolution.

CIBC Mellon counts the votes and will only show us a proxy form if:

•
it is required by law;
•
there is a proxy contest; or
•
a shareholder has written comments on the proxy form that are clearly intended for Enbridge management.

Questions?

Contact our transfer agent

CIBC Mellon
1.800.387.0825
www.cibcmellon.com

ELECTING OUR DIRECTORS

All 12 current directors are standing for re-election to the Board. You can vote for all of them, vote for some and withhold your vote for others or withhold your votes for all of them. Unless you instruct otherwise, the Enbridge proxyholders will vote for electing each of the nominated directors.

All of the directors are independent, except for Patrick D. Daniel, our President & Chief Executive Officer. There is no family relationship between any of the nominated directors.

Shareholders elect directors to the Board for a term of one year, until the end of the next annual meeting.

Our policy on majority voting

If a director receives more withheld votes than for votes, he or she will offer to resign. The Governance Committee will make a recommendation to the Board to:

•
accept the resignation;
•
ask the director to continue serving but address the issue; or
•
reject the resignation.

The director will not participate in any Board or Board Committee deliberations on the matter. If the Board accepts the director's resignation, it can appoint a new director to fill the vacancy. The Board must promptly disclose its final decision in a press release.

Board size

Our articles allow us to have up to 15 directors. The Board decided on February 18, 2011 that it would maintain its current size of 12 directors, based on the skills and experience we need to make decisions effectively and the needs of the standing Board Committees.

The composition of the Board is also affected by our agreement with Noverco and Gaz Métro inc. As long as Noverco or its subsidiaries own at least 8% of our total outstanding common shares, Noverco may nominate one or more directors to the Board, in direct proportion to its share ownership relative to the total Enbridge shares outstanding.

Noverco did not nominate any of the directors currently standing for election to our Board.

2011 Management information circular      7

Director Profiles

The profiles that follow provide information about the nominated directors, including their background, areas of expertise, current directorships, securities held and the Board Committees they sit on.

David A. Arledge

Age 66
Naples, Florida, USA
Independent

Director since
January 1, 2002

Chair of the Board
since May 2005

Latest date of retirement
May 2020

 Areas of expertise
Energy
Finance
Oil & gas
Pipelines
Regulated businesses

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer and from 1993 to 2001 held many senior executive and operating positions, retiring in 2001 as Chair, President & Chief Executive Officer.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Audit, Finance & Risk[2]			6 out of 6	(100%)
Corporate Social Responsibility[2]			4 out of 4	(100%)
Governance			4 out of 4	(100%)
Human Resources & Compensation			5 out of 5	(100%)
Total			31 out of 31	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	16,300	17,335	$1,963,948	$420,000
2010	16,300	14,547	$1,449,809	$420,000

Other public and private company board/board committee memberships[7]

Aviva USA Corp.			Chair, board of directors
(private insurance company that is a subsidiary of Aviva plc, a public company)			Member, audit committee

James J. Blanchard

Age 68 Beverly Hills, Michigan, USA Independent Director since January 25, 1999 Latest date of retirement May 2018 Areas of expertise Government Legal Environment Safety & sustainability Governance

Gov. Blanchard has practiced law with DLA Piper US, LLP in Michigan and Washington, D.C. since 1996 and is the Chair, Government Affairs of that firm. From 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Corporate Social Responsibility (Chair)			4 out of 4	(100%)
Governance			4 out of 4	(100%)
Total			20 out of 20	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	12,622	41,395	$3,154,053	$420,000
2010	12,332	37,761	$2,354,371	$420,000

Other public and private company board/board committee memberships[7,8]

Meridian International Center			Chair, board of trustees
(private, non-profit institution that promotes international understanding)			Chair, executive committee

Chrysler Group LLC (vehicle manufacturing company)			Member, board of directors

National Archives Foundation (US) (not-for-profit)			Member, board of directors

8      ENBRIDGE INC.

J. Lorne Braithwaite

Age 69
Thornhill, Ontario, Canada
Independent

Director since
May 3, 1989

Latest date of retirement
May 2017

 Areas of expertise
Finance
Mergers & acquisitions
Governance
Human resources
Real estate
Retail
Mr. Braithwaite has been the President & Chief Executive Officer of Build Toronto, an economic development corporation, since 2009. From 1978 to 2001 he was President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada).

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Corporate Social Responsibility			4 out of 4	(100%)
Human Resources & Compensation			5 out of 5	(100%)
Total			21 out of 21	(100%)

Enbridge securities held[3]
Year	Enbridge shares[9]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	41,550	15,669	$3,341,017	$420,000
2010	41,151	14,135	$2,598,442	$420,000

Other public and private company board/board committee memberships[7]

Enbridge Gas Distribution Inc.			Director
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Member, audit, finance & risk committee

Bata Shoe Corporation			Director
(private international shoe retailing company)			Chair, audit committee
			Member, compensation committee

Canada Post Pension Plan (private pension plan)			Chair, investment advisory committee

Northern Group Retail Ltd. (private ladies specialty apparel retailer operating throughout Canada and the Northeastern USA)			Director

Patrick D. Daniel

Age 64 Calgary, Alberta, Canada Not independent Director since April 27, 2000 Latest date of retirement May 2022 Areas of expertise Business management Energy Oil & gas Engineering Pipelines
Mr. Daniel has been an executive officer of Enbridge for over 22 years and has been President & Chief Executive Officer of Enbridge since January 1, 2001.

Enbridge Board/Board Committee memberships[10]			2010 meeting attendance[1]

Board of Directors			11 out of 12[11]	(92%)

Enbridge securities held[3]
Year	Enbridge shares[12]	Stock options	Total market value of Enbridge shares (excluding stock options)[5]	Minimum required[13]

2011	700,955	2,632,257	$40,928,762	–
2010	396,694	3,164,022	$18,644,618	–

Other public and private company board/board committee memberships[7]

Enbridge Gas Distribution Inc. (public utilities company that is a wholly-owned subsidiary of Enbridge)			Director

Enbridge Pipelines Inc.			Director
(public pipeline company that is a wholly-owned subsidiary of Enbridge)			Chair, board of directors

Canadian Imperial Bank of Commerce			Director
(public Canadian chartered bank)			Member, risk management committee

Cenovus Energy Inc.			Director
(public oil and gas company)			Member, audit, human resources & compensation and nominating & corporate governance committees

American Air Liquide Holdings, Inc. (private gas services company)			Member, North American review board

American Petroleum Institute (private trade association (oil & gas))			Director

National Petroleum Council (private oil and gas advisory committee to the US Secretary of Energy)			Member

2011 Management information circular      9

J. Herb England

Age 64 Naples, Florida, USA Independent Director since January 1, 2007 Latest date of retirement May 2022 Areas of expertise Accounting and auditing Finance Mergers & acquisitions Industrial relations
Mr. England has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Breweries (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Audit, Finance & Risk			6 out of 6	(100%)
Governance			4 out of 4	(100%)
Total			22 out of 22	(100%)

Enbridge securities held[3]
Year	Enbridge shares[14]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	1,060	17,507	$1,084,127	$420,000
2010	1,000	14,861	$754,467	$420,000

Other public and private company board/board committee memberships[7]

Enbridge Energy Company, Inc. (a public company that is an indirect, wholly owned subsidiary of Enbridge and general partner of Enbridge Energy Partners, L.P.)			Director

Enbridge Energy Management, L.L.C. (public management company in which Enbridge holds an interest)			Director

FuelCell Energy, Inc.			Director
(public fuel cell company in which Enbridge holds a small interest)			Member, audit & finance committee

Goodwood Fund 2.0 Ltd. (private registered regulated mutual fund)			Director

HEMS L.L.C (private investment partnership)			Director

Stahlman-England Irrigation Inc.			Chair, board of directors
(private contracting company)			Chief executive officer

Charles W. Fischer

Age 60 Calgary, Alberta, Canada Independent Director since July 28, 2009 Latest date of retirement May 2025 Areas of expertise Business management Energy Engineering Mergers & acquisitions Oil & gas
Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. from 2001 to 2008. Since 1994, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen's conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd., Hudson's Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			11 out of 12	(92%)
Corporate Social Responsibility			4 out of 4	(100%)
Human Resources & Compensation			5 out of 5	(100%)
Total			20 out of 21	(95%)

Enbridge securities held[3]
Year	Enbridge shares[15]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6,16]

2011	4,000	3,168	$418,540	$420,000
2010	4,000	1,035	$236,645	$420,000

Other public and private company board/board committee memberships[7]

Enbridge Commercial Trust (subsidiary of Enbridge Income Fund)			Trustee

Enbridge Income Fund Holdings Inc. (public holding company in which Enbridge holds an interest)			Director

Pure Technologies Ltd.			Director
(public technology company)			Member, audit and compensation committees

Alberta Innovates – Energy and Environment Solutions (not-for-profit – energy and environmental research)			Director

Climate Change and Emission Management Corporation (not-for-profit – energy and environmental research)			Director

10      ENBRIDGE INC.

V. Maureen Kempston Darkes

Age 62
Weston, Florida, USA
Independent

Director since
November 2, 2010

Latest date of retirement
May, 2023

 Areas of expertise
Governance
Government and public policy
Growth initiatives
International business
Legal
Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East, General Motors Corporation. From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation.

Enbridge Board/Board Committee memberships[17]			2010 meeting attendance[1]

Board of Directors			2 out of 2	(100%)
Corporate Social Responsibility			1 out of 1	(100%)
Human Resources & Compensation			1 out of 1	(100%)
Total			3 out of 3	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6,18]

2011	5,000	636	$329,086	$420,000
2010	–	–	–	–

Other public and private company board/board committee memberships[7,19]

Brookfield Asset Management Inc.			Director
(global asset management company)			Member, management, resources & compensation committee

Canadian National Railway Company			Director
(public railway company)			Chair, environment, safety & security committee
			Member, finance and strategic planning committees and investment committee
			of CN's pension trust funds

Irving Oil Company Limited			Director
(private oil company)			Chair, audit & risk management committee
			Member, human resources committee

David A. Leslie, F.C.A.

Age 67
Toronto, Ontario, Canada
Independent

Director since
July 26, 2005

Latest date of retirement
May 2019

 Areas of expertise
Accounting and auditing
Governance
Corporate tax
Finance and mergers
Acquisitions
Mr. Leslie was the Chair & Chief Executive Officer of Ernst & Young LLP (private accounting firm) from 1999 until June 2004 and was a partner and held various senior management positions with the firm from 1977 to 2004.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Audit, Finance & Risk (Chair)			6 out of 6	(100%)
Governance			4 out of 4	(100%)
Total			22 out of 22	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	4,949	15,012	$1,165,523	$420,000
2010	4,628	11,110	$739,686	$420,000

Other public and private company board/board committee memberships7,[20]

Enbridge Gas Distribution Inc.			Director,
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Chair, audit, finance & risk committee

Crombie REIT			Director
(public real estate investment trust)			Member, audit committee

Empire Company Limited			Director
(public food retail and related real estate company)			Member, audit and oversight committees

Sobeys Inc.			Director
(public food merchandising company that is a wholly-owned subsidiary of Empire Company Limited)			Member, audit and oversight committees

IMRIS Inc.			Director
(public surgical imaging systems company)			Member, audit and corporate governance committees

MaRS Innovation (not-for-profit business development organization)			Director

Sunnybrook Health Sciences Centre (Canadian hospital)			Chair, board of directors

2011 Management information circular      11

George K. Petty

Age 69
San Luis Obispo,
California, USA
Independent

Director since
January 2, 2001

Latest date of retirement
May 2017

 Areas of expertise
Telecommunications
Finance
Mergers & acquisitions
Business management
Energy
Governance
Regulated businesses

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T and Chair of the board of directors of World Partners, the Global Telecom Alliance.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Audit, Finance & Risk			6 out of 6	(100%)
Governance (Chair)			4 out of 4	(100%)
Total			22 out of 22	(100%)

Enbridge securities held[3]
Year	Enbridge shares[21]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	13,132	22,170	$2,061,284	$420,000
2010	12,778	19,173	$1,501,697	$420,000

Other public and private company board/board committee memberships[7]

FuelCell Energy, Inc.			Director
(public fuel cell company in which Enbridge holds a small interest)			Chair, compensation committee
			Member, audit & finance committee

Charles E. Shultz

Age 71 Calgary, Alberta, Canada Independent Director since December 1, 2004 Latest date of retirement May 2015 Areas of expertise Energy Oil & gas Human resources Mining Pipelines Governance
Mr. Shultz has been the Chair & Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) since he formed it in 1995. From 1990 to 1995, Mr. Shultz served as President & Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company).

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Audit, Finance & Risk			6 out of 6	(100%)
Human Resources & Compensation			5 out of 5	(100%)
Total			23 out of 23	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	12,346	16,195	$1,666,509	$420,000
2010	12,136	12,530	$1,159,302	$420,000

Other public and private company board/board committee memberships[7]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Canadian Oil Sands Limited			Director
(public oil and gas company that is a subsidiary of Canadian Oil Sands Trust)			Member, audit, compensation and reserves, marketing, operations & environmental health & safety committees

Newfield Exploration			Director
(public oil and gas company)			Member, audit committee

12      ENBRIDGE INC.

Dan C. Tutcher

Age 62
Houston, Texas, USA
Independent

Director since
May 3, 2006

Latest date of retirement
May 2024

 Areas of expertise
Deregulated businesses
Energy
Engineering
Finance
Mergers & acquisitions
Oil & gas
Pipelines
Regulated businesses
Utilities

Mr. Tutcher is a Principal in Center Coast Capital Advisors L.P. He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (management company in which Enbridge holds an interest) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			12 out of 12	(100%)
Corporate Social Responsibility			4 out of 4	(100%)
Governance			4 out of 4	(100%)
Total			20 out of 20	(100%)

Enbridge securities held[3]
Year	Enbridge shares[22]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	301,393	20,027	$18,767,714	$420,000
2010	293,850	18,331	$14,672,507	$420,000

Other public and private company board/board committee memberships[7]

Sterling Bancshares, Inc.			Director
(public bank holding company)			Chair, governance committee
			Member, executive committee

St. Luke's Episcopal Hospital (US hospital)			Director

Texas Heart Institute (not-for-profit organization)			Director

Catherine L. Williams

Age 60 Calgary, Alberta, Canada Independent Director since November 1, 2007 Latest date of retirement May 2026 Areas of expertise Finance Energy Oil & gas Mergers & acquisitions Business management
Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas) from 2003 to 2007. Prior to that, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2007.

Enbridge Board/Board Committee memberships			2010 meeting attendance[1]

Board of Directors			11 out of 12	(92%)
Audit, Finance & Risk			6 out of 6	(100%)
Human Resources & Compensation (Chair)			5 out of 5	(100%)
Total			22 out of 23	(96%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required[6]

2011	10,660	7,270	$1,046,933	$420,000
2010	8,301	4,908	$620,823	$420,000

Other public and private company board/board committee memberships[7]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Tim Hortons Inc.			Director
(public food merchandising company)			Member, audit committee

Alberta Investment Management Corporation			Director
(Alberta Crown corporation)			Chair, audit committee

Mount Royal University			Chair
(Canadian university)			Member, board of governors

1
Percentages are rounded up to the nearest whole number.
2
Mr. Arledge is not a member of the Audit, Finance & Risk Committee or the Corporate Social Responsibility Committee, but he attends most of their meetings because he is the Chair of the Board.
3
Information about beneficial ownership and about securities controlled or directed by our proposed directors is provided by the nominees.
4
DSU's refer to deferred share units and are defined on page 35 of this circular.
5
Total market value = number of common shares or deferred share units × closing price of Enbridge common shares on the Toronto Stock Exchange (TSX) on March 3, 2010 ($47.00) and March 2, 2011 ($58.39). Amounts are rounded to the nearest dollar.
6
The minimum dollar value of common shares that directors must hold was increased from $360,000 to $420,000 in 2010 because we increased the directors' compensation.
7
Public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US or both. Private means a corporation or trust that is not a reporting issuer or registrant. Not-for-profit means a corporation, society or other entity organized for a charitable, civil or other social purpose which does not generate profits for its members.
8
The Ontario Securities Commission, the British Columbia Securities Commission and the autorité des marchés financiers issued a management cease trade order against insiders of Bennett Environmental Inc. on April 10, 2006, and another cease trade order on April 24, 2006 after Bennett failed to file its annual

2011 Management information circular      13

  financial statements and related MD&A for the year ended December 31, 2005. The orders prevented certain Bennett directors, officers and insiders, including Governor Blanchard, from trading Bennett securities until the commissions received the documents. Bennett filed the documents on May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard was a director of Bennett until August 7, 2006.

9
Mr. Braithwaite also owns 10,980 shares of Enbridge Income Fund Holdings Inc.
10
Mr. Daniel is not a member of any Board Committee. He attends Board Committee meetings at the request of the Board.
11
Mr. Daniel did not attend our July 2010 Board meeting because he was attending to urgent company business in Marshall, Michigan.
12
Mr. Daniel also owns 15,000 shares of Enbridge Income Fund Holdings Inc.
13
As President & Chief Executive Officer, Mr. Daniel is required to hold Enbridge shares equal to four times his base salary (see page 44). Mr. Daniel is not required to hold Enbridge shares as a director.
14
Mr. England also owns 3,939 units of Enbridge Energy Partners, L.P.
15
Mr. Fischer also owns 10,000 shares of Enbridge Income Fund Holdings Inc.
16
Mr. Fischer has until July 28, 2014 to meet our voluntary minimum share ownership guidelines (see page 35).
17
Ms. Kempston Darkes was appointed to the Board and Board Committees on November 2, 2010. She attended all meetings from the time of her appointment.
18
Ms. Kempston Darkes has until November 2, 2015 to meet our voluntary minimum share ownership guidelines (see page 35).
19
Ms. Kempston Darkes was an executive officer of General Motors Corporation (GM) from January 1, 2002 to December 1, 2009. GM filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM's most valuable assets.
20
Mr. Leslie was on the board of CanWest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, CanWest Global Communications Corp. voluntarily entered into (and successfully obtained) an order from the Ontario Superior Court of Justice (Commercial Division), commencing proceedings under the Companies' Creditors Arrangement Act.
21
Mr. Petty also owns 3,988 shares of Enbridge Energy Management, L.L.C. and 3,300 units of Enbridge Energy Partners, L.P.
22
Mr. Tutcher also owns 35,625 shares of Enbridge Energy Management, L.L.C. and 20,100 units of Enbridge Energy Partners, L.P.

Board Committee participation

Director	Audit, Finance & Risk Committee	Corporate Social Responsibility Committee	Governance Committee	Human Resources & Compensation Committee

Management director – not independent

Patrick D. Daniel

Outside directors – independent

David A. Arledge			✓	✓

James J. Blanchard		Committee chair	✓

J. Lorne Braithwaite		✓		✓

J. Herb England[1]	✓		✓

Charles W. Fischer		✓		✓

V. Maureen Kempston Darkes		✓		✓

David A. Leslie[1]	Committee chair		✓

George K. Petty	✓		Committee chair

Charles E. Shultz	✓			✓

Dan C. Tutcher		✓	✓

Catherine L. Williams[1]	✓			Committee chair

1
Mr. Leslie, Mr. England and Ms. Williams each qualify as an audit committee financial expert, as defined by the US Securities Exchange Act of 1934. The Board has also determined that all the members of the Audit, Finance & Risk Committee are financially literate, according to the meaning of National Instrument 52-110 – Audit Committees and the rules of the New York Stock Exchange (NYSE).

14      ENBRIDGE INC.

Board and Board Committee meetings

Board/Committee	In-camera sessions	Total number of meetings	Overall attendance

Board	9	12	98%

Audit, Finance & Risk Committee	6	6	100%

Corporate Social Responsibility Committee	4	4	100%

Governance Committee	4	4	100%

Human Resources & Compensation Committee	5	5	100%

Total	28	31	99%

Director attendance

			Board Committee meetings

	Board of Directors meetings (12 meetings)		Audit, Finance & Risk (6 meetings)		Corporate Social Responsibility (4 meetings)		Governance (4 meetings)		Human Resources & Compensation (5 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%

David A. Arledge[1]	12	100	6	100	4	100	4	100	5	100

James J. Blanchard	12	100	–	–	4	100	4	100	–	–

J. Lorne Braithwaite	12	100	–	–	4	100	–	–	5	100

Patrick D. Daniel[2]	11	92	–	–	–	–	–	–	–	–

J. Herb England	12	100	6	100	–	–	4	100	–	–

Charles W. Fischer	11	92	–	–	4	100	–	–	5	100

V. Maureen Kempston Darkes[3]	2	100	–	–	1	100	–	–	1	100

David A. Leslie	12	100	6	100	–	–	4	100	–	–

George K. Petty	12	100	6	100	–	–	4	100	–	–

Charles E. Shultz	12	100	6	100	–	–	–	–	5	100

Dan C. Tutcher	12	100	–	–	4	100	4	100	–	–

Catherine L. Williams	11	92	6	100	–	–	–	–	5	100

		98%		100%		100%		100%		100%

1
Mr. Arledge is not a member of the Audit, Finance & Risk Committee or the Corporate Social Responsibility Committee, but he attends most of their meetings because he is the Chair of the Board.
2
Mr. Daniel is not a member of any Board Committee. He attends Board Committee meetings at the request of the Board. Mr. Daniel did not attend our July 2010 Board meeting because he was attending to urgent company business in Marshall, Michigan.
3
Ms. Kempston Darkes was appointed to the Board and Board Committees on November 2, 2010. She attended all meetings from the time of her appointment.

2011 Management information circular      15

Mix of skills and experience

Skill/experience	Number of directors with significant senior level experience

Managing and leading growth
Experience driving strategic direction and leading growth of an organization.	12

International
Experience working in a major organization with global operations where Enbridge is or may be active.	11

Chief executive officer/senior officer
Experience as a chief executive officer or senior officer of a publicly listed company or major organization	12

Governance/board
Experience as a board member of a publicly listed company or major organization.	12

Operations
Experience in the oil and gas/energy (including pipelines) industries, and knowledge of markets, financials, operational issues, regulatory concerns and technology.	8

Sustainable development
Understanding the elements of sound sustainable development practices and their relevance to corporate success.	11

Marketing expertise
Marketing experience in the energy marketing industry combined with a strong knowledge of market participants.	7

Human resources/compensation
Strong understanding of compensation, benefit and pension programs, legislation and agreements, with specific expertise in executive compensation programs.	11

Investment banking/mergers & acquisitions
Experience in investment banking or in major mergers and acquisitions.	7

Financial literacy
Experience in financial accounting and reporting and corporate finance, especially with respect to debt and equity markets and familiarity with internal financial controls, Canadian or US generally accepted accounting principles and/or international financial reporting standards.	12

Information technology
Experience in information technology with major implementations of management systems.	7

Health, safety, environment and social responsibility
Thorough understanding of industry regulations and public policy and leading practices in the areas of workplace safety, health, the environment and social responsibility.	10

Government relations
Experience in (or a strong understanding of) the workings of government and public policy in Canada and the US.	11

Emerging sectors
Experience in sectors which Enbridge hopes to develop a presence, including liquefied natural gas, power generation and new energy technologies.	9

Continuing education

Date	Topic	Presented/hosted by	Who attended

February 3, 2010	Renewable Energy Sustainability	Enbridge Inc.	All members of the Board

March 15, 2010	Crude Oil, Refining & Products – After the Oil Price Spike	Credit Suisse	All members of the Board

May 3, 2010	International Financial Reporting Standards (IFRS) – Developments and Update	Enbridge Inc.	All members of the Audit, Finance & Risk Committee

May 4, 2010	Neutral Footprint Strategy	Enbridge Inc.	All members of the Corporate Social Responsibility Committee and Mr. Arledge

July 27, 2010	Liquids Pipelines System Integrity Issues	Enbridge Inc.	All members of the Board except Mr. Daniel who was in Marshall, Michigan on urgent company business.

November 2, 2010	Pensions	Mercer (Canada) Limited	All members of the Board

16      ENBRIDGE INC.

Interlocking relationships

Directors	Served together on these boards[1]	Served on these committees

J. Lorne Braithwaite	Enbridge Gas Distribution Inc.[2]	Audit, finance & risk committee
Patrick D. Daniel		–
David A. Leslie		Chair of the audit, finance & risk committee

Patrick D. Daniel	Enbridge Pipelines Inc.[2]	–
Charles E. Shultz		–
Catherine L. Williams		–

J. Herb England	FuelCell Energy, Inc.	Audit & finance committee
George K. Petty		Audit & finance committee

1
Enbridge has an interest in all of the entities our directors served on together in 2010.
2
Enbridge Gas Distribution Inc. and Enbridge Pipelines Inc. are considered public companies because they are reporting issuers in Canada, but they do not have any equity securities that are publicly held. They are both wholly-owned subsidiaries of Enbridge Inc.

Director tenure

The graph below shows our director tenure as of March 2, 2011. The average tenure is 7.2 years.

APPOINTING THE AUDITORS

You will vote on appointing Enbridge's auditors. The Board, on the recommendation of the Audit, Finance & Risk Committee, proposes that PwC be reappointed as auditors.

If PwC is reappointed, they will serve as our auditors until the end of the next annual meeting of shareholders. PwC and its predecessor firm, Price Waterhouse, have been our auditors since 1992 and auditors for Enbridge Pipelines Inc., our wholly-owned subsidiary, since 1949.

PwC is a participating audit firm with the Canadian Public Accountability Board as required under the Canadian Securities Administrators' National Instrument 52-108 – Auditor Oversight.

Auditor independence

Auditor independence is essential to the integrity of our financial statements and PwC has confirmed its status as independent within the meaning of the Canadian and US securities rules.

We are subject to Canadian securities regulations (National Instrument 52-110- Audit Committees and National Policy 58-201 – Corporate Governance Guidelines), the US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the US Securities and Exchange Commission under Sarbanes-Oxley, which specify certain services that external auditors cannot provide.

We comply with these Canadian and US rules. We believe however, that some non-audit services like tax compliance, can be delivered more efficiently and economically by our external auditors. To maintain auditor independence, our Audit, Finance & Risk Committee must pre-approve all audit and non-audit services. It is also responsible for overseeing the audit work performed by PwC.

2011 Management information circular      17

The Audit, Finance & Risk Committee reviews our external auditors' qualifications and independence once a year. Their review includes formal written statements that describe any relationships between the auditors, their affiliates and Enbridge that could affect the auditors' independence and objectivity.

Auditors' fees

The table below shows the services PwC provided to Enbridge in 2010. It also shows the fees PwC billed for these services in 2009 and 2010.

	2010	2009

Audit fees	$4,202,285	$4,085,718	Total fees for audit services

Audit-related fees	151,501	822,734	Total fees for assurance and related services that generally relate to reviewing and auditing our financial statements but that are not included under Audit fees, including:
			• due diligence related to prospectus offerings and other items; and
			• work on the Customer Information System for Enbridge Gas Distribution Inc in 2009.

Tax fees	712,742	388,091	Total fees for tax compliance, tax advice and tax planning.

All other fees	1,435,327	1,004,061	Total fees for all other products and services relating to:
			• IFRS;
			• Canadian Public Accountability Board;
			• French translation; and
			• process reviews.

Total fees	$6,501,855	$6,300,604

You can find information about the roles and responsibilities of the Audit, Finance & Risk Committee starting on page 28 and details about the committee's pre-approval policies and procedures in our 2011 annual information form (available online at www.enbridge.com and www.sedar.com).

STOCK SPLIT

You will vote on applying to amend Enbridge's articles to allow the common shares to be divided on a two for one basis.

On February 18, 2011, the Board approved a resolution to seek shareholder approval for an application to amend Enbridge's articles and divide each common share into two common shares. The purpose of the proposed stock split is to make more shares available for purchase by the public and enhance the liquidity of the common shares.

The Board has determined that this amendment is in the best interests of the shareholders and recommends that shareholders vote for the stock split resolution. This resolution must be approved by at least two-thirds of the votes cast by shareholders at our annual meeting.

If the stock split resolution is approved, we propose that the stock split will take effect as of the close of business on May 25, 2011. Shareholders of record as of that date will receive share certificates representing one additional Enbridge share for each Enbridge share they hold. We expect that trading in the divided common shares will begin on May 20, 2011 on the TSX and June 1, 2011 on the NYSE. Shareholders should keep their existing Enbridge share certificates, which will continue to represent the same number of common shares.

The Board recommends that shareholders vote for the resolution:

Be it resolved that:

•
Enbridge is hereby authorized and directed to apply to amend its articles to provide for the division of each common share of Enbridge into two common shares;
•
any one of our officers is authorized to execute any documents or instruments or to take any other action necessary for this resolution to take effect; and
•
the directors of Enbridge are authorized to revoke this special resolution (in whole or in part), without further shareholder approval, any time before it is acted upon, if the directors believe that doing so is in the best interests of Enbridge.

18      ENBRIDGE INC.

STOCK OPTION PLANS

You will vote on approving changes to our stock option plans.

In 2007, shareholders approved our stock option plans (the Incentive Stock Option Plan (2007) and the Performance Stock Option Plan (2007)) with 16,500,000 common shares in total reserved for issuance under the stock option plans. A total of 3,776,736 stock options (stock options or options) remain available for grant as at March 2, 2011. There are currently 12,369,009 options outstanding under the stock option plans.

You will be asked to approve increasing the number of common shares reserved for issuance under the stock option plans by 9,500,000 common shares in total. The current reserve under the stock option plans of 16,500,000 represents approximately 4.27% of our total issued and outstanding common shares as at March 2, 2011. If you approve the 9,500,000 increase, taking into account the number of options that have been exercised under the stock option plans, the total number of common shares reserved for issuance under the stock option plans would be 25,682,746, representing approximately 6.64% of our total issued and outstanding common shares at March 2, 2011. The 9,500,000 share reserve increase will result in potential dilution. If shareholders approve this increase, taking into account our issued and outstanding common shares and our common shares reserved for outstanding and future stock options, dilution (on a fully diluted basis) would be approximately 7.36% as of March 2, 2011. This compares with dilution (on a fully diluted basis) of approximately 7.11% as of March 2, 2007, the date of our 2007 management information circular, when the stock option plans were proposed for approval by our shareholders.

The stock option plans motivate our executives to deliver strong performance and reward them for longer term share price appreciation. We grant options under the stock option plans to attract and retain senior managers and officers and to align their interests with those of our shareholders (see pages 48 and 65 for a full description of the stock option plans and how we use Enbridge shares for equity-based compensation). We need to increase the stock option plans' share reserve to make sure there are enough common shares available to continue granting options.

The stock option plans were approved by shareholders in 2007. The Human Resources & Compensation Committee amended the Performance Stock Option Plan in 2007 to allow pro-rating of granted stock options if a participant retires, dies or is involuntarily terminated without cause (see Termination provisions on page 66). In 2008, the Board approved a share settled option feature for the stock option plans.

In February 2011, the Human Resources & Compensation Committee approved the amendment and restatement of the stock option plans to:

•
increase the share reserve by 9,500,000 common shares in total;
•
require shareholder approval for changes to the amendment provisions of the stock option plans; and
•
clarify some wording that does not need shareholder approval.

The share reserve increase has been conditionally approved by the TSX, but it must also be approved by a majority of the votes cast by shareholders at our 2011 annual meeting. Stock options issued under the additional share reserve can't be exercised until the reserve increase is approved by shareholders. None of the other amendments require shareholder approval.

The Board recommends that shareholders vote for the resolution:

Be it resolved that:

•
the amendments contained in the Incentive Stock Option Plan (2007), as amended and restated (2011), and the Performance Stock Option Plan (2007), as amended and restated (2011), to increase the maximum number of common shares reserved for issuance under the stock option plans by an aggregate 9,500,000 common shares are hereby ratified, confirmed and approved; and
•
any one of our officers is authorized to execute any documents or instruments or to take any other action necessary for this resolution to take effect.

2011 Management information circular      19

SHAREHOLDER RIGHTS PLAN

You will be asked to approve the continuation of our shareholder rights plan (with no material amendments) under the terms of an agreement between Enbridge and CIBC Mellon (our rights agent). The plan encourages the fair treatment of shareholders if there is a takeover bid for control of Enbridge.

We introduced the shareholder rights plan in 1995. It has been amended and restated and has been reconfirmed by shareholders every three years, most recently, in 2008.

The Board believes the shareholder rights plan is in the best interests of Enbridge and our shareholders because:

•
it gives the Board sufficient time to explore and develop alternatives to a takeover bid, to maximize shareholder value; and
•
it gives every shareholder an equal opportunity to participate in a takeover bid.

The Board recommends that shareholders vote for the resolution:

Be it resolved that:

•
the shareholder rights plan agreement between Enbridge and CIBC Mellon (as rights agent), dated November 9, 1995 and amended and restated as of May 11, 2011 is hereby ratified, confirmed and approved;
•
any revisions made to the 2011 rights plan agreement on or before May 11, 2011 that are required by the relevant stock exchange to conform our plan with most other shareholder rights plans for reporting issuers in Canada, as may be approved by any two officers of Enbridge, are hereby approved;
•
the 2011 rights plan agreement, as amended in accordance with the immediately preceding bullet point, is hereby ratified, confirmed and approved; and
•
any one of our officers is authorized to execute any documents or instruments or to take other action necessary for this resolution to take effect.

Shareholders must approve the resolution for the plan to continue, otherwise it will terminate.

HAVING A "SAY ON PAY"

Maintaining high standards of corporate governance involves responding to emerging best practices.

We announced in February 2010 that we would have an advisory vote on executive compensation starting at our 2011 annual meeting. The Board decided to hold an advisory vote after lengthy discussions on the matter. In addition, several Board members met with the Canadian Coalition for Good Governance (CCGG) about governance practices and shareholder engagement.

While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

"Say on pay" has garnered growing attention in recent years. Enbridge joins a group of more than 30 major Canadian companies that have voluntarily adopted the policy.

As a shareholder, you will be asked to vote for or against our approach to executive compensation through the following resolution:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in our management information circular dated March 2, 2011, delivered in advance for the 2011 annual and special meeting of shareholders on May 11, 2011.

The Board will take the results of this vote into account when it considers future compensation policies and issues. We will also examine the level of shareholder interest and the comments we receive and consider the best approach and timing for soliciting feedback from shareholders on our approach to executive compensation in the future.

20      ENBRIDGE INC.

SHAREHOLDER PROPOSALS

We received one shareholder proposal for consideration at the meeting. Vancity Investment Management (Vancity) submitted the proposal on behalf of shareholders IA Clarington Inhance Canadian Equity SRI Fund and IA Clarington Inhance Monthly Income SRI Fund.

Vancity requested that shareholders receive disclosure on the impact that a failure to complete the Northern Gateway Pipeline project would have on revenue, equity and earnings, using a reasonable range of estimates and appropriate discount rates.

Management met with Vancity to discuss the matter and we agreed to provide additional information in the MD&A. Vancity decided to withdraw its proposal. The Board thanks Vancity for its constructive dialogue on this issue.

Under the Canada Business Corporations Act, which governs Enbridge, we must receive shareholder proposals by December 2, 2011 to consider them for inclusion in the management information circular and proxy for the 2012 annual meeting of shareholders, which is expected to be held on May 9, 2012.

We will post the results of this year's votes and the other items of business on our website (www.enbridge.com) following the shareholders' meeting.

2.        Governance

OUR GOVERNANCE PRACTICES

Sound governance means sound business. At Enbridge, we believe good governance is important for our shareholders, our employees and our company.

We have a comprehensive system of stewardship and accountability that follows best practices (including a number of those recommended by the CCGG) and meets the requirements of all rules, regulations and policies that apply.

This section discusses our governance philosophy, policies and practices. It also describes the role and functioning of our Board and the four Board Committees.

You can find more information about governance in our 2011 annual information form. Our articles and by-laws also set out policies and practices that govern our business activities. These are all available on our website (www.enbridge.com).

Regulations, rules and standards

Enbridge is listed on the TSX and the NYSE and we are subject to a range of governance regulations, rules and standards:

Canada

•
National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101);
•
National Policy 58-201 – Corporate Governance Guidelines (NP 58-201);
•
National Instrument 52-110 – Audit Committees (NI 52-110); and
•
Canada Business Corporation Act.

US

As a "foreign private issuer" under US securities laws, we are generally permitted to comply with Canadian corporate governance guidelines and rules, rather than those that apply to US listed corporations.

The NYSE rules, however, require us to disclose how we comply with US corporate governance standards and where our practices are different. You can find this document on our website (http://www.enbridge.com/ InvestorRelations/ CorporateGovernance/ USCompliance.aspx). We must also comply with the audit committee requirements under

2011 Management information circular      21

Rule 10A-3 of the US Securities Exchange Act of 1934. See Audit, Finance & Risk Committee in our 2011 annual information form for a summary of these requirements.

As of the date of this circular, the Board believes we are in full compliance with all Canadian and US corporate governance regulations, rules and standards that apply to us.

A CULTURE OF ETHICAL CONDUCT

A strong culture of ethical conduct is central to governance at Enbridge.

Our statement on business conduct (available on our website at www.enbridge.com) is our formal statement of expectations on ethics. It applies to everyone at Enbridge and our subsidiaries, including our directors, officers and employees, as well as consultants and contractors who work with us.

It discusses what we expect in areas like:

•
complying with the law and undertakings;
•
interacting with landowners, customers, shareholders, employees and others;
•
protecting health, safety and the environment;
•
acquiring, using and maintaining assets;
•
using computers and communication devices;
•
conflicts of interest; and
•
proprietary, confidential and insider information.

The Board reviews the statement on business conduct at least once a year and updates it as necessary (it did not make any changes in 2010).

All new employees at Enbridge and each of our subsidiaries must, as a condition of employment, sign a certificate of compliance indicating that they have read the statement on business conduct, understand it and agree to comply with it. Every year, all employees have to confirm in writing that they have complied with it.

Directors must also certify that they agree with the statement and will comply with it, both when they join our Board and every year they serve on it.

As of the date of this circular, based on the individuals' certifications received, we have been in substantial compliance with the statement on business conduct.

Handling conflicts of interest

If a director or officer has a material interest in a transaction or agreement involving Enbridge, he or she must:

•
disclose the conflict or potential conflict;
•
choose not to participate in any discussions on the matter; and
•
abstain from voting on the matter at any Board meeting where it is being discussed or considered.

This approach is consistent with the requirements of the Canada Business Corporations Act.

Insider trading

Our insider trading and reporting guidelines put restrictions on insiders and those in a special relationship with Enbridge when they trade Enbridge shares. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

•
having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These begin on the fifth day following the end of a quarter or fiscal year and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;
•
publishing and communicating the dates for regular blackout periods; and
•
encouraging all insiders to pre-clear transactions.

Building awareness

We use online training to help raise awareness and reinforce our commitment to ethical conduct.

To date, we have developed employee sessions on fraud awareness and the statement on business conduct.

Material transactions

No informed person or nominated director (or any associate or affiliate) has or had a direct or indirect material interest in any Enbridge transaction in 2010 or in any proposed transaction that had or will have a material effect on Enbridge or any of our subsidiaries in the forseeable future.

22      ENBRIDGE INC.

Whistleblower procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.

We introduced whistleblower procedures to protect the integrity of our accounting and auditing and financial processes. We expanded the system in 2008 to include a broad range of matters relating to ethics and conduct.

Employees can report concerns about financial or accounting irregularities or unethical conduct confidentially to the chair of the Audit, Finance & Risk Committee. All submissions can be made anonymously and any complaints submitted in a sealed envelope marked "private and strictly confidential" will be delivered to the committee chair unopened. Complaints can also be made anonymously using a toll-free number and a reporting system administered by an independent third party provider.

At least once each quarter, the chair informs the Audit, Finance & Risk Committee about any complaints received (sooner if there is an urgent matter), discusses them with the Chief Compliance Officer and recommends how each complaint should be handled. The committee can hire independent advisors (outside legal counsel, independent auditors or others) to help investigate a matter. We pay for these costs.

THE ROLE OF THE BOARD

The Board is ultimately responsible for governance at Enbridge and for stewardship of the company. It has full power to oversee the management of our business and affairs.

It carries out many of its responsibilities through its four standing Board Committees:

•
Audit, Finance & Risk;
•
Corporate Social Responsibility;
•
Governance; and
•
Human Resources & Compensation.

The Board:

•
reviews and approves the strategic plan and provides guidance and monitors our progress;
•
monitors our risk management programs and helps us identify principal risks;
•
makes sure we have appropriate internal control and management systems in place to manage money, compliance and risk and that they are functioning appropriately; and
•
approves major projects, plans and initiatives that could materially affect the company.

The Board delegates day-to-day management of Enbridge to the Chief Executive Officer and senior management, although major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures require Board approval.

Duties

The Board is responsible for overseeing our business affairs and management, particularly in key areas like governance, strategic planning, risk management, succession planning and corporate disclosure. These duties are described in our terms of reference for the Board and the Board Committees. They are drafted by management under the guidance of the Governance Committee and approved by the Board, which reviews them once a year and updates them as needed.

The Board is responsible for developing position descriptions for the Chair of the Board and each committee chair. These descriptions are part of their terms of reference and are reviewed annually. The Board has also developed terms of reference for the President & Chief Executive Officer. The Governance Committee defines the division of duties between the Board and our Chief Executive Officer.

You can find more information about the responsibilities of our Board in the Canada Business Corporations Act and in the articles and by-laws and terms of reference on our website (www.enbridge.com).

2011 Management information circular      23

Strategic planning

The Board is responsible for reviewing our strategic planning process and for reviewing and approving our strategic plan. It oversees the implementation of the plan, monitors our progress and approves any transactions it believes will have a significant impact on the plan or our strategic direction.

The Board devotes two meetings a year to the strategic plan, including one meeting that is held over two days.

Risk management

The Board is responsible for overseeing risk and the risk assessment process, including:

•
making sure we identify principal risks once a year;
•
monitoring our risk management programs; and
•
seeking assurance that our internal control systems and management information systems are in place and operating effectively.

We have a comprehensive risk assessment system that incorporates information from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and any factors that might mitigate them.

The Board and the Audit, Finance & Risk Committee review our principal business risks every year, monitor our risk management program and work with our internal and external auditors to oversee the risk review process.

The Board has delegated specific risk management responsibilities to each Board Committee. The Board Committees can authorize the implementation of systems that address risks within the scope of their responsibility and monitor them to ensure they remain effective. For example, the Corporate Social Responsibility Committee authorized our guidelines on the global reporting initiative (GRI) and our environmental risk management system.

Internal controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.

The Board has delegated responsibility for reviewing our quarterly and annual financial statements to the Audit, Finance & Risk Committee, which recommends them to the Board for approval. The committee is also responsible for overseeing our internal audit function and senior management reporting on internal controls.

Corporate communications

The Board approves all major corporate communications policies, including our corporate disclosure guidelines which it reviews and approves annually. It also reviews and approves all corporate disclosure documents, including our:

•
annual and quarterly reports to shareholders;
•
MD&A;
•
annual information form; and
•
management information circular.

The Board works to ensure we communicate effectively with shareholders, the public and other stakeholders to avoid selective disclosure.

Succession planning

The Board is responsible for:

•
appointing the Chief Executive Officer and other members of senior management;
•
monitoring senior management's performance; and
•
reviewing the succession strategy for all senior management positions every year.

It delegates responsibility for reviewing our policies and procedures relating to employment, succession planning and compensation (including executive compensation) to the Human Resources & Compensation Committee.

The Human Resources & Compensation Committee is also responsible for:

•
making sure we have appropriate programs for dealing with succession planning and employee retention;
•
monitoring the performance of senior management;
•
overseeing human capital risk to make sure our management programs (including those for our officers) effectively address succession planning and employee retention; and
•
reporting to the Board on organizational structure and succession planning matters.

24      ENBRIDGE INC.

OUR EXPECTATIONS OF DIRECTORS

Our directors are expected to act in the best interests of Enbridge. They have a duty of care to exercise in both decision making and oversight.

Independence

First and foremost, we believe in the importance of an independent board. The Governance Committee is responsible for making sure the Board functions independently of management.

The majority of our directors must be independent, as defined by Canadian securities regulators in NI 52-110, NYSE rules and the rules and regulations of the US Securities and Exchange Commission.

We define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The Board uses a detailed questionnaire to determine if a director is independent.

Eleven of our 12 nominated directors, including the Chair of the Board, are independent. Mr. Daniel is not independent because he is our President & Chief Executive Officer and a member of management.

Before he retired on May 1, 2006, Mr. Tutcher was Group Vice President, Transportation South and President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C. (two Enbridge subsidiaries). The Board considers Mr. Tutcher independent because he has been retired from Enbridge for five years and does not have an ongoing relationship with the company, other than his shareholdings and his directorship.

The Governance Committee has developed guidelines to give directors a clear picture of the Board's expectations. Key expectations include meeting attendance, financial literacy and ethical conduct.

Meeting in-camera

Our terms of reference stipulate that the Board must hold in-camera meetings regularly, without officers or management present. Both the Board and Board Committees meet in-camera and independently of management at every regularly scheduled meeting. The Chair of the Board provides the President & Chief Executive Officer with a summary of the matters discussed at these in-camera meetings, including any issues that the Board expects management to pursue.

Other directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their common memberships do not affect their ability to exercise independent judgment while serving on our Board. See Interlocking relationships on page 17 for information about some of our directors who serve together on other boards.

Directors who serve on our Audit, Finance & Risk Committee cannot sit on the audit committees of more than two other public entities unless they receive approval from our Board. In 2009, the Board approved Mr. Leslie serving on the audit committees of four publicly traded companies, including Enbridge. Since Mr. Leslie is no longer employed full-time, the Board believes he has the time to meet these commitments and the work is very valuable to him and the Board in his role as chair of our Audit, Finance & Risk Committee. Mr. Leslie continues to serve on the audit committees of the three other publicly traded companies.

External consultants and other third parties

To make sure the Board functions independently of management, Board Committees have the flexibility to meet with external consultants and Enbridge employees without management whenever they see fit. The terms of reference also allow individual directors, the Board and Board Committees to hire independent advisors, as needed.

2011 Management information circular      25

Attendance

We expect directors to attend all Board and Board Committee meetings of which they are a member and the annual meeting of shareholders. The Governance Committee reviews each director's attendance record every year. If a director has a poor attendance record, the committee chair and Chair of the Board will discuss and recommend how to handle the matter. A director whose attendance record continues to be poor can be asked to leave the Board.

Financial literacy

The Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all of the members of the Audit, Finance & Risk Committee are financially literate according to the meaning of NI 52-110 and the rules of the NYSE. It has also determined that Mr. England, Mr. Leslie and Ms. Williams each qualify as "audit committee financial experts" as defined by the US Securities Exchange Act of 1934. The Board bases this determination on its analysis of each director's education, skills and experience.

Orientation and continuing education

The Board recognizes that proper orientation and continuing education are important for directors to fulfill their duties effectively. It has delegated these responsibilities to the Governance Committee, which has developed a comprehensive program for new directors and for directors who join a committee for the first time.

Orientation

Every new director meets with the Chair of the Board, the President & Chief Executive Officer and senior management to learn about our business and operations and participates in tours of our sites and facilities.

New directors are also given a copy of the Board manual, which contains:

•
personal information about each of the directors and senior officers;
•
a list of the members of the Board, the members of the Board Committees and all meeting dates;
•
organizational charts (corporate and management);
•
our financial risk management policies;
•
statutory liabilities;
•
information about the directors' and officers' liability programs;
•
insider trading and indemnity agreements;
•
information about our dividend reinvestment and share purchase plan;
•
our statement on business conduct; and
•
public disclosure documents for our subsidiaries.

Directors are notified by email whenever there are updates to these documents. The manual and any updates are also posted on the Board portal (software that allows directors to securely access board documents online).

Continuing education

We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business. Throughout their tenure, directors have discussions with the Chair of the Board, receive quarterly presentations from senior management on strategic issues and participate in tours of our operations. Quarterly briefings include reviews of the competitive environment, our performance relative to our peers and any other developments that could materially affect our business. Directors can also request presentations on a particular topic. See the list of the internal seminars we offered in 2010 and director participation on page 16.

We also pay for continuing education opportunities through third parties and we encourage directors to pursue director education seminars and courses offered externally.

A number of our directors are members of Canada's Institute of Corporate Directors, including Mr. Leslie (chair of the Audit, Finance & Risk Committee) and Mr. Shultz (member of the Human Resources & Compensation Committee). Mr. Leslie is also an active member of the Canadian Audit Committee Network.

BOARD EVALUATION

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board Committees and individual directors on an ongoing basis.

26      ENBRIDGE INC.

Assessing the Board and Chair of the Board

All of the directors complete a confidential questionnaire every year so they can evaluate the effectiveness of the Board and suggest ideas for improving performance. The questionnaire is designed to provide constructive input to improve overall Board performance and includes questions on:

•
Board composition;
•
effectiveness of the Board, Board meetings and Chair of the Board;
•
duties and responsibilities;
•
Board orientation and development; and
•
the evaluation process for senior management.

Directors submit their completed questionnaires to the chair of the Governance Committee, who summarizes the feedback anonymously and presents it to the Chair of the Board. The chair of the Governance Committee then presents the summary to the Board. The Board discusses the results and develops recommendations as appropriate.

Board Committee assessments

Directors also complete a confidential questionnaire for each Board Committee they are members of. The questionnaire is designed to facilitate candid conversation among the members of each Board Committee about the Board Committee's overall performance, function, areas of accomplishment and areas for improvement. This session takes place in-camera at the first Board Committee meeting after the directors complete their questionnaires.

The questionnaire helps the Board ensure each Board Committee is functioning effectively and efficiently and fulfilling its duties and responsibilities as described in its terms of reference. It includes questions about:

•
the composition of the Board Committee;
•
the effectiveness of the Board Committee and Board Committee meetings;
•
committee members, including the chair; and
•
the orientation and development processes for the Board Committee.

Completed questionnaires are submitted to the chair of the Governance Committee who summarizes them and provides a copy to each Board Committee chair and the Chair of the Board.

Director assessments

We also survey our individual directors approximately every three years. Directors complete a confidential questionnaire that helps them evaluate their own effectiveness. They compare their personal assessment with those of their peers, identify areas for improvement and have a candid conversation with the Chair of the Board about individual and Board performance.

The questionnaire also helps directors with their own personal development, recognizing that this development helps enhance the overall effectiveness of the Board. It includes questions about:

•
their skills and experience;
•
preparing for Board and Board Committee meetings;
•
meeting attendance and engagement;
•
communication and interaction; and
•
their business, company and industry knowledge.

As part of the assessment, directors are encouraged to comment broadly, positively and negatively, on any issue concerning the Board, Board Committees and director performance.

Directors submit their completed questionnaires to an independent third party, who summarizes the feedback and prepares a confidential report on each director. It includes:

•
how the director scored him or herself;
•
his or her average peer score;
•
the overall average peer score; and
•
peer comments about the director's performance.

The Chair of the Board then meets with each director to have a confidential discussion about the director's contribution to the Board and his or her views on the Board. The Chair of the Board also meets informally with each director in years when the individual and peer assessment is not done, to discuss his or her performance and other issues relating to the performance of the Board, Board Committees and individual directors.

Identifying new candidates

In 2011, the Board agreed to revise its policy on director retirement. Directors will now generally retire from our Board at the age of 73. A director may be asked to remain on the Board for an additional two years if the Board unanimously

2011 Management information circular      27

approves the extension. If a director receives an extension, he or she is not eligible to serve as Chair of the Board or chair of any of the Board's four standing Board Committees.

The Governance Committee serves as the nominating committee and is responsible for identifying new candidates for nomination to the Board. The Governance Committee also invites and welcomes suggestions from other directors on our Board and from management. The committee reviews a Board composition plan annually. The plan consists of a skills matrix that includes the name of each director, his or her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board commitments, equity ownership, independence and other relevant information. The committee summarizes the plan to identify the ideal skills and experience of a new candidate. These include management, board and industry experience, areas of expertise, global representation, gender and age, among others. The committee ranks each of these skills and areas of experience as a high, medium or low priority.

The Governance Committee then develops a list of potential candidates with the desired skills and experience and reviews and updates the list at least once a year. When a position becomes available, the Board reviews the list of potential candidates, revises it to reflect the skills and experience most needed at the time, adds other recently identified candidates and prepares a short list. The committee also considers the candidate's background and diversity of experience in making their choices.

The chair of the Governance Committee, the Chair of the Board, the President & Chief Executive Officer and sometimes other directors, meet with potential candidates to determine their interest, availability, experience and suitability. The Governance Committee makes a recommendation to the Board. The Board discusses the recommendation and decides which candidates will be put forward for election at the annual meeting of shareholders.

About diversity

We are committed to increasing the diversity of our Board over time by actively seeking qualified candidates who meet diversity criteria. Enbridge is one of over 40 founding members of the Canadian Board Diversity Council.

BOARD COMMITTEES

Our Board has four standing Board Committees to help it carry out its duties and responsibilities:

•
Audit, Finance & Risk;
•
Corporate Social Responsibility;
•
Governance; and
•
Human Resources & Compensation.

The Board has delegated certain responsibilities to each Board Committee, including overseeing risk management systems that are within the scope of the responsibilities of each Board Committee. Each Board Committee is made up entirely of independent directors. Mr. Daniel, our President & Chief Executive Officer, is not a member of any Board Committee.

Board Committee meetings generally take place before each regularly scheduled Board meeting. Each Board Committee also meets in-camera, independent of management, following the regular Board Committee meeting. They also meet with external consultants and/or Enbridge staff, without management present, whenever they see fit.

Each Board Committee reports regularly to the Board and makes recommendations on certain matters as appropriate. The Governance Committee is responsible for recommending the role of each Board Committee to the Board.

Audit, Finance & Risk Committee

Chair:      David A. Leslie
Members: J. Herb England, George K. Petty, Charles E. Shultz, Catherine L. Williams

The Audit, Finance & Risk Committee assists the Board in overseeing:

•
the integrity of our financial statements and financial reporting process;
•
the integrity of our management information systems, disclosure controls, financial controls and internal audit function;
•
our external auditors, PwC, and ensuring they maintain their independence; and
•
our compliance with financial and accounting regulatory requirements and our risk management program.

28      ENBRIDGE INC.

The Audit, Finance & Risk Committee is responsible for ensuring the committee, our external auditors, our internal auditors and management of Enbridge maintain open communications.

The Audit, Finance & Risk Committee is responsible for:

Financial reporting

•
reviewing our quarterly and annual MD&A, financial statements and notes and recommending them to the Board for approval;
•
reviewing and approving earnings releases;
•
discussing with management and the external auditors any significant issues regarding our financial statements or accounting policies;
•
reviewing with management any anticipated changes in reporting standards and accounting policies;

Internal controls

•
overseeing management's system of disclosure controls and procedures;
•
overseeing the internal controls over financial reporting;
•
overseeing the internal audit function;

External auditors

•
reviewing the qualifications and independence of our external auditors, PwC, and recommending their appointment to the Board;
•
reviewing all audit and non-audit services to be provided by the external auditors, including proposed fees, and pre-approving them, consistent with our policy; and
•
setting the compensation of the external auditors, reviewing their performance, overseeing their activities and retaining them in their role as external auditors.

The external auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, following the committee meetings, without any members of management present.

Finance

The Audit, Finance & Risk Committee is also responsible for:

•
reviewing the issue of securities by Enbridge and authorizing or recommending such matters to the Board for approval;
•
overseeing the filing of prospectuses or related documents with securities regulatory authorities;

Risk management

•
overseeing the annual review of Enbridge's principal risks;
•
reviewing risks in conjunction with internal and external auditors;
•
monitoring our risk management program; and
•
reviewing our annual insurance report.

Together with the Board, the committee also reviews with senior management, internal counsel and others as necessary:

•
our method of reviewing risk and our strategies and practices related to assessing, managing, preventing and mitigating risk; and
•
loss prevention policies, risk management programs and disaster response and recovery programs.

2010 highlights

The Audit, Finance & Risk Committee carried out the following activities as part of its 2010 work plan:

Audits and financial reporting

•
reviewed the interim and annual MD&A and financial statements and notes and recommended them to the Board for approval;
•
reviewed public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form and approved them for public release;

2011 Management information circular      29

•
reviewed and approved the pension plan annual financial statements;
•
received comprehensive presentations and education on IFRS;
•
reviewed and approved the prior year's expenses of the President & Chief Executive Officer;

Internal controls

•
reviewed the quarterly internal controls compliance reports;
•
reviewed the audit services role and audit plan and received quarterly audit services reports;
•
reviewed the audit services annual report;
•
received quarterly updates on the ethics and conduct hotline activity;

External auditors

•
carried out an assessment of PwC, recommended its appointment by shareholders and reviewed and approved the 2010 engagement letter (including the terms of engagement and proposed fees);
•
pre-approved all non-audit services to be provided by PwC that are allowed under the committee's policy;

Finance

•
reviewed quarterly treasury management reports;
•
reviewed the 2011 annual financing plan and additional financing transactions not included in the 2010 annual financing plan, including inter-company financing transactions, and recommended them to the Board for approval;

Risk management

•
reviewed the quarterly financial risk management reports;
•
reviewed and approved the 2010 corporate risk assessment report;
•
reviewed the annual insurance report and reviewed and approved the insurance renewal strategy; and
•
reviewed the information security report.

Governance

In November 2010, the Audit, Finance & Risk Committee reviewed its terms of reference. The committee reviewed the qualifications of its members and recommended to the Board, those members who can be properly considered audit committee financial experts. The committee also reviewed its performance in 2010 and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Audit, Finance & Risk Committee met six times in 2010, held in-camera meetings without management present at each meeting with the Director, Internal Audit and the external auditors and then it met on its own. From time to time the committee also met in-camera with the Chief Financial Officer. Before each meeting, the chair of the committee met with the Chief Financial Officer to discuss the agenda items for the meeting and any significant issues. The chair also met with the senior partner of the external auditors assigned to Enbridge's audit before each meeting. You can find more information about the committee as required under NI 52-110 under Audit, Finance & Risk Committee in our 2011 annual information form. Copies are available on our website (www.enbridge.com) and on SEDAR (www.sedar.com). You can also request a free copy from the corporate secretary.

Corporate Social Responsibility Committee

Chair:      James J. Blanchard
Members: J. Lorne Braithwaite, Charles W. Fischer, V. Maureen Kempston Darkes, Dan C. Tutcher

The Corporate Social Responsibility (CSR) Committee is responsible for assessing our guidelines, policies, procedures and performance related to CSR and reviewing our reporting in this area.

Assessing CSR guidelines, policies and procedures

The Corporate Social Responsibility Committee is responsible for:

•
reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices relating to CSR matters and approving them or recommending them to the Board for approval. CSR matters include the environment, health and safety, human rights, aboriginal relations, stakeholder relations, community investment, government affairs, injury-prevention and emergency response matters;

30      ENBRIDGE INC.

•
reviewing and approving our CSR metrics and benchmarks;
•
reviewing and approving our methods of communicating CSR and related policies;

Monitoring and reporting CSR performance

•
monitoring our performance on CSR matters and receiving regular compliance reports from management;
•
reviewing the results of investigations into significant accidents or environmental events; and
•
reporting matters related to our CSR performance.

The Corporate Social Responsibility Committee has authorized the establishment of a GRI guideline and an environmental risk management system, and monitors its operation to ensure its effectiveness.

2010 highlights

The Corporate Social Responsibility Committee carried out the following activities as part of its 2010 work plan:

Assessing CSR guidelines, policies and procedures

•
received updates on CSR developments (including the environment, health and safety);
•
received management's reports on:
•
pipeline security, corporate security and information security; and
•
public health emergency planning;
•
received management's update on the Aboriginal and Native American Policy;
•
reviewed progress on Enbridge's neutral footprint strategy;
•
discussed our energy4everyone foundation, a new foundation created in early 2009 to work towards reducing poverty by delivering affordable, reliable and sustainable energy to communities in need;

Monitoring and reporting CSR performance

•
reviewed the 2010 environment, health & safety reports by the Gas Pipelines, Liquids Pipelines, Major Projects and Gas Distribution business units;
•
received information on work planned for 2010 and 2011 to respond to new environmental legislation in Canada and the US;
•
received reports on community investments, including donations to charitable organizations;
•
reviewed pipeline integrity issues;
•
received presentations and reports on the July 2010 oil spill near Marshall, Michigan, the September 2010 oil spill near Romeoville, Illinois and on the community, government relations and pipeline safety and integrity work we did related to the spills; and
•
reviewed our 2010 CSR report, which was prepared using the GRI G3 sustainability reporting guidelines. The GRI guidelines serve as a framework for reporting on an organization's economic, environmental and social performance.

Awards and recognition

The Corporate Social Responsibility Committee supports our continuing commitment to CSR initiatives, which has resulted in Enbridge receiving significant positive recognition in recent years, including the following awards in 2010:

•
Alberta's Most Respected Corporations;
•
Alberta's Top Employers;
•
Canada's Greenest Employers;
•
Canada's Top 100 Employers;
•
Corporate Knights Best 50 Corporate Citizens in Canada;
•
Corporate Knights Global 100 list of the Most Sustainable Large Corporations in the World;
•
Dow Jones Sustainability Index (North America);
•
FTSE4Good Index (Financial Times (London) and Stock Exchange (FTSE));
•
Jantzi-Sustainalytics 50 Most Responsible Corporations in Canada; and
•
Ten Best Companies to Work For (Canada).

2011 Management information circular      31

Governance

In November 2010, the committee reviewed its terms of reference and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Corporate Social Responsibility Committee met four times in 2010 and held in-camera meetings without management present at the end of each meeting.

Governance Committee

Chair:      George K. Petty
Members: David A. Arledge, James J. Blanchard, J. Herb England, David A. Leslie, Dan C. Tutcher

The Governance Committee focuses on ensuring we have a comprehensive system of stewardship and accountability for directors, management and employees that is in the best interests of shareholders.

The Governance Committee is responsible for developing our approach to governance, including the division of duties between the Chair of the Board, directors, the President & Chief Executive Officer and management.

It is responsible for:

•
recommending matters about overall governance to the Board;
•
reviewing the terms of reference for the Board and the Board Committees;
•
setting corporate governance guidelines for the Board; and
•
reviewing management's compliance reports on corporate governance policies.

The Governance Committee works closely with the corporate secretary and other members of management to keep abreast of governance trends and implement board governance best practices.

Board composition, education and evaluation

The Governance Committee is responsible for:

•
developing a Board composition plan and recommending the nomination of directors to the Board and Board Committees;
•
establishing formal orientation and education programs for directors;
•
reviewing and reporting to the Board on risk management matters relating to corporate liability protection programs for directors and officers;
•
assessing the performance of the Board, Board Committees, the Chair of the Board and individual directors;
•
monitoring the quality of the relationship among Board members and Board Committees and with management, and recommending any changes; and
•
ensuring the Board functions independently of management.

One of the Governance Committee's objectives is to nominate a balanced mix of members to the Board who have the necessary experience and expertise to make a meaningful contribution in carrying out duties on behalf of the Board. It sets guidelines for recruiting new talent with criteria for relevant expertise, senior management experience or other qualifications, recognizing our diversity goal of having more women and visible minorities on our Board.

The Governance Committee manages the annual performance review of the Board. See Board evaluation on page 26 for more information.

Compensation

The Governance Committee is responsible for reviewing and setting directors' compensation. An increase in directors' compensation was considered in 2009 but was deferred because of economic conditions at the time. That increase was approved, effective January 1, 2010. See Directors' compensation discussion & analysis on page 35 for more information.

32      ENBRIDGE INC.

2010 highlights

The Governance Committee carried out the following activities as part of its 2010 work plan:

Corporate governance

•
reviewed shareholder proposals, proxy voting recommendations and annual meeting voting results for the 2010 meeting;
•
approved our statement on corporate governance practices for this circular;
•
proposed the "say on pay" advisory vote for our 2011 shareholder meeting for approval by the Board;
•
received recognition from the CCGG for best practices in director biography disclosure and director compensation disclosure;
•
reviewed how shareholder engagement and "say on pay" have evolved and agreed to recommend that Enbridge adopt an advisory vote on our approach to executive compensation at the 2011 shareholders' meeting;
•
received reports on employee and director compliance with the statement on business conduct;
•
reviewed the qualifications and independence of all members of the Board;
•
reviewed management's reports on our director and officer liability protection program and management information systems;

Board composition and evaluation

•
reviewed the Board composition plan and skills matrix for the current Board and analyzed the implications our strategic plan has on Board composition;
•
conducted a director search which resulted in the appointment of V. Maureen Kempston Darkes to the Board;
•
recommended director education sessions to the Board;
•
conducted the Board evaluation process for 2010 and reviewed the results of the Board and Board Committee assessments; and

Director compensation

•
recommended an increase in directors' annual retainers in 2010 (this increase was considered in 2009 and deferred because of economic conditions at the time).

Governance

The Governance Committee reviewed its performance in 2010 and determined that its mandate was appropriate and that the committee had fulfilled all of its responsibilities under its terms of reference.

The Governance Committee met four times in 2010 and held in-camera meetings without management present at the end of each meeting.

Human Resources & Compensation Committee

Chair:      Catherine L. Williams
Members: David A. Arledge, J. Lorne Braithwaite, Charles W. Fischer, V. Maureen Kempston Darkes, Charles E. Shultz

The Human Resources & Compensation Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executives, senior management and our broader employee base. This includes compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention.

Succession planning

The Human Resources & Compensation Committee reviews the succession plan for the Chief Executive Officer and other key senior officers and long-range planning for executive development and succession to ensure leadership sustainability and continuity.

Every year the Human Resources & Compensation Committee conducts a thorough review of the current succession plan and the status of development plans for candidates who have been identified for senior positions, including the position of Chief Executive Officer. Effective October 1, a number of vice presidents were moved to new roles or had

2011 Management information circular      33

their existing portfolios expanded, to provide developmental opportunities and deepen the leadership bench-strength of the company.

The Board met several times with the Chief Executive Officer in 2010, without other members of management, to discuss his views on the executive leadership team in general and his potential successors. The Board also met without the Chief Executive Officer to discuss the candidates he identified as possible successors. The Chief Executive Officer succession plan was an increased area of focus for the Human Resources & Compensation Committee and Board in 2010.

2010 highlights

The Human Resources & Compensation Committee:

•
reviewed 2009 company and business unit performance, based on the approved short-term incentive performance metrics and corporate financial performance compared to our peers and the TSX60 and TSX Composite, over several time periods, and used these assessments to determine the short-term incentive and longer-term incentive awards for our executives and employees for 2009;
•
based on a review of longer-term incentives for our peers, increased the target longer-term incentive opportunity (including performance stock options (performance stock options), incentive stock options (incentive stock options) and performance stock units (performance stock units)) for the Chief Executive Officer's to 330% of base salary (from 250%) and increased the executive vice presidents' incentive opportunity to 200% of base salary (from 150%), starting in 2010;
•
evaluated the Chief Executive Officer's performance and approved all aspects of his compensation for 2010, including his short-term incentive award, his base salary and longer-term incentive awards;
•
reviewed a competitive analysis and the Chief Executive Officer's performance assessments and compensation recommendations for the other executive officers, including recommendations for their short-term incentive awards, base salaries and longer-term incentive awards;
•
approved the 2010 short-term incentive plan performance metric and target and the 2010 earnings per share target for granting performance stock units;
•
approved a new policy to improve the way we set governance objectives for the oversight, management and administration of Enbridge's pension plans;
•
approved an amendment to the Canadian pension plans to change the target weighting of corporate and government bonds in the Canadian nominal bond mandate;
•
amended the policy for our Canadian pension plans to address negative inflation;
•
approved an amendment to the Human Resources & Compensation Committee's terms of reference to clarify the need for committee approval of special pension arrangements for senior management and executive officers;
•
approved an increase in the longer-term incentive targets for our senior vice presidents and vice presidents (effective January 1, 2011) based on a market competitiveness study;
•
approved a new corporate performance metric for the short-term incentive plan, adjusted earnings per share, effective January 1, 2011 (see page 42); and
•
approved new short-term incentive plan weightings for the Chief Executive Officer and the executive vice presidents to reflect a greater emphasis on business unit accountability, effective January 1, 2011 (see page 42).

The Human Resources & Compensation Committee also reviewed the strategies and programs designed to attract, develop and retain employees, recognizing our plans for significant growth.

Awards and recognition

Enbridge was recognized in 2010 as one of Alberta's Top Employers and Most Respected Corporations, for our human resources practices. We were also named one of Canada's Top 100 Employers and one of the Financial Post's Ten Best Companies to Work For.

Governance

In November 2010, the Human Resources & Compensation Committee reviewed its mandate, as set out in its terms of reference, and its performance. The members of the committee are satisfied that the mandate is appropriate and that it met its responsibilities in 2010.

The Human Resources & Compensation Committee met five times in 2010 and held in-camera meetings without management present at the end of each meeting.

34      ENBRIDGE INC.

3.        Compensation

This next section discusses director and executive compensation at Enbridge, including our decision-making process, pay for performance, share ownership requirements and 2010 pay decisions.

DIRECTORS

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and approach

The Board is responsible for developing and implementing the directors' compensation plan and has delegated the day-to-day responsibility for director compensation to the Governance Committee.

Our directors' compensation plan is designed with four key objectives in mind:

•
to attract and retain the most qualified individuals to serve as directors;
•
to compensate our directors to reflect the risks and responsibilities they assume when serving on our Board and Board Committees;
•
to offer directors compensation that is competitive with other public companies that are comparable to Enbridge; and
•
to align the interests of directors with those of our shareholders.

While our executive compensation program is designed around pay for performance, director compensation is based on annual retainers. This is to meet the compensation objectives and to help ensure our directors are unbiased when making decisions and carrying out their duties while serving on our Board.

The Governance Committee uses a peer group of companies to set the annual retainers for our Board, and targets director compensation at about the 75th percentile. It uses the same peer group, as much as possible, to determine executive compensation. See page 43 more information about our peer group and how we benchmark executive compensation.

The Governance Committee reviews the compensation plan every year and works with external consultants as needed. As part of this review, the committee considers the time commitment and experience required of members of our Board and the director compensation paid by a group of comparable public companies when it sets the compensation. The committee also reviews the compensation plan to make sure the overall program is still appropriate, and reports its findings to the Board.

Share ownership

We expect directors to own Enbridge shares so they have an ongoing stake in the company and are aligned with the interests of shareholders. They must hold at least two times their annual Board retainer, or $420,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. The minimum was increased from $360,000 to $420,000 in 2010 because we increased our directors' compensation. DSUs are paid out when a director retires from the Board. They are redeemed for cash, based on the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.

If a decrease in the market value of our common shares results in a director no longer meeting the share ownership requirements, we expect him or her to buy additional common shares in order to satisfy the minimum threshold.

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Enbridge common share. Its value fluctuates with variations in the market price of Enbridge shares.

DSUs do not having voting rights but they accrue dividends as additional DSUs at the same rate as dividends paid on our common shares.

2011 Management information circular      35

Components

Our Directors' compensation plan has four components:

•
an annual retainer;
•
an annual fee if he or she serves as the non-executive Chair of the Board or chair of a Board Committee;
•
a travel fee for attending Board and Board Committee meetings; and
•
reimbursement for reasonable travel and other out-of-pocket expenses relating to their duties as director.

We do not have meeting attendance fees.

This plan has been in effect since 2004 and was revised in January 2010 when the Board approved an increase in fees. The table below shows the fee schedule for directors in 2010. Directors are paid quarterly. If their principal residence is in the US, they receive the same face amounts in US dollars. Mr. Daniel does not receive any director compensation because he is our President & Chief Executive Officer and is compensated in this role.

Directors who also serve as a director or trustee of one of our subsidiaries or affiliates also receive an annual retainer and meeting and travel fees for attending those meetings.

Directors can receive their retainer in a combination of cash, Enbridge shares and DSUs, but they must receive a minimum amount in DSUs, as shown in the table below. Travel fees are always paid in cash.

	Annual amount ($)	Cash	Enbridge shares	DSUs	Cash	Enbridge shares	DSUs

Compensation component		before minimum share ownership			after minimum share ownership

Board retainer	210,000

Additional retainers
Chair of the Board retainer	240,000
Board Committee chair retainer		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
– Audit, Finance & Risk	25,000
– Corporate Social Responsibility	10,000
– Governance	10,000
– Human Resources & Compensation	15,000

Travel fee	1,500	100%	–	–	100%	–	–

Once they reach the minimum share ownership level, directors can choose to receive their entire retainer in either DSUs or only 25% in DSUs and the balance in cash, Enbridge shares or a combination of both, according to a percentage mix they choose. They must take at least 25% of the retainer in DSUs. Directors are allocated the Enbridge shares based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the date of payment.

36      ENBRIDGE INC.

The table below shows the breakdown of each director's annual retainer for the year ended December 31, 2010.

Director	Cash (%)	Enbridge shares (%)	DSUs (%)

David A. Arledge	75	–	25
James J. Blanchard	50	–	50
J. Lorne Braithwaite	50	25	25
Patrick D. Daniel	–	–	–

J. Herb England	50	–	50
Charles W. Fischer	50	–	50
V. Maureen Kempston Darkes	–	–	100
David A. Leslie	25	–	75

George K. Petty	50	–	50
Charles E. Shultz	25	–	75
Dan C. Tutcher	75	–	25
Catherine L. Williams	–	50	50

2010 RESULTS

Summary compensation table

The table below shows the total compensation paid to or accrued by our directors for the year ended December 31, 2010. All Enbridge shares and DSUs vested at the time of the grant.

		Share-based awards[2]				All other compensation

	Fees earned[1]	Enbridge shares[3,4]		DSUs[4]		Subsidiary fees[5]	Travel fees	Dividends on DSUs[6]		Total
Director	(cash) ($)	(#)	($)	(#)	($)	($)	($)	(#)	($)	($)

David A. Arledge[7]	337,500	–	–	2,241	112,500	–	10,500	531	25,346	485,846
James J. Blanchard[7]	105,000	–	–	2,291	115,000	–	9,000	1,335	63,530	292,530

J. Lorne Braithwaite	105,082	1,025	52,417	1,026	52,500	57,250	12,000	502	24,820	304,069
Patrick D. Daniel[8]		–	–

J. Herb England[7]	105,000	–	–	2,091	105,000	50,500	12,000	540	25,765	298,265
Charles W. Fischer	105,000	–	–	2,053	105,000	–	1,500	62	3,136	214,636

V. Maureen Kempston Darkes[9]	–	–	–	630	35,000	–	3,000	–	–	38,000

David A. Leslie	58,750	–	–	3,446	176,250	29,000	12,000	428	21,267	297,267

George K. Petty[7]	105,000	–	–	2,291	115,000	101,000	12,000	692	32,981	365,981
Charles E. Shultz	53,906	–	–	3,166	161,719	7,250	7,500	474	23,547	253,922

Dan C. Tutcher[7]	157,500	–	–	1,046	52,500	–	9,000	647	30,798	249,798
Catherine L. Williams	122	2,146	109,878	2,148	110,000	7,250	1,500	196	9,786	238,536

1
The cash portion of the retainers paid to the directors.
2
The portion of the retainer received as DSUs and Enbridge shares.
3
Directors may also receive additional Enbridge shares as part of our Dividend Reinvestment and Share Purchase Plan, which is available to all shareholders.
4
We pay directors quarterly. The value of the Enbridge shares and DSUs is based on the weighted average of the closing price of Enbridge shares on the TSX for the five trading days immediately preceding the grant date in each quarter. The weighted average share prices were $48.36, $49.09, $52.20 and $55.52 for the first, second, third and fourth quarters of 2010.
5
Includes the annual retainers paid to each of Ms. Williams and Messrs. Braithwaite, England, Leslie, Petty and Shultz as a director or trustee of an Enbridge subsidiary or affiliate, and fees for attending those meetings.
6
Includes dividend equivalents granted in 2010 on all outstanding DSUs based on the 2010 quarterly dividend rate of $0.425 per Enbridge common share. Dividend equivalents vest at the time of grant.
7
These directors are paid the same face amounts in US$ because their principal residence is in the US.
8
Mr. Daniel does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.
9
Ms. Kempston Darkes was appointed to the Board on November 2, 2010.

Incentive plans awards

We have not granted stock options to directors since 2002. None of our directors hold any share-based awards that have not vested.

2011 Management information circular      37

Share-based compensation

The table below shows the breakdown in share-based compensation each director received in each quarter in 2010.

	Q1			Q2			Q3			Q4

	Enbridge Shares[1]	DSUs[1]	Dividends[1]	Enbridge Shares[1]	DSUs[1]	Dividends[1]	Enbridge Shares[1]	DSUs[1]	Dividends[1]	Enbridge Shares[1]	DSUs[1]	Dividends[1]

David A. Arledge[2]	–	$28,443	$6,126	–	$28,789	$6,433	–	$28,896	$6,741	–	$28,474	$7,032
		(588 units/135 units)			(586 units/140 units)			(554 units/130 units)			(513 units/126 units)

James J. Blanchard[2]	–	$29,074	$15,900	–	$29,428	$16,304	–	$29,538	$16,710	–	$29,106	$17,088
		(601 units/350 units)			(600 units/355 units)			(566 units/323 units)			(524 units/307 units)

J. Lorne Braithwaite	$13,105	$13,125	$5,952	$13,107	$13,125	$6,123	13,102	$13,125	$6,293	13,103	$13,125	$6,452
	(271 Enbridge shares)			(267 Enbridge shares)			(251 Enbridge shares)			(236 Enbridge shares)
	(271 units/131 units)			(268 units/133 units)			(251 units/122 units)			(236 units/116 units)

Patrick D. Daniel[3]	–	–	–	–	–	–	–	–	–	–	–	–

J. Herb England[2]	–	$26,547	$6,258	–	$26,869	$6,549	–	$26,969	$6,843	–	$26,575	$7,118
		(549 units/137 units)			(547 units/143 units)			(516 units/132 units)			(479 units/128 units)

Charles W. Fischer	–	26,250	$436	–	26,250	$671	–	$26,250	$904	–	$26,250	$1,125
		(543 units/10 units)			(535 units/15 units)			(503 units/17 units)			(472 units/20 units)

V. Maureen	–	–	–	–	–	–	–	–	–	–	$35,000	–
Kempston Darkes[4]											(630 units)

David A. Leslie	–	$44,062	$4,678	–	$44,063	$5,109	–	$44,062	$5,538	–	$44,063	$5,942
		(911 units/103 units)			(898 units/111 units)			(844 units/107 units)			(793 units/107 units)

George K. Petty[2]	–	$29,075	$8,073	–	$29,428	$8,404	–	$29,538	$8,737	–	$29,107	$9,050
		(601 units/178 units)			(600 units/183 units)			(566 units/169 units)			(524 units/163 units)

Charles E. Shultz	–	$42,188	$5,276	–	$40,781	$5,696	–	$39,375	$6,102	–	$39,375	$6,473
		(872 units/116 units)			(831 units/124 units)			(754 units/118 units)			(709 units/116 units)

Dan C. Tutcher[2]	–	$13,273	$7,719	–	$13,435	$7,907	–	$13,485	$8,097	–	$13,288	$8,273
		(274 units/170 units)			(274 units/172 units)			(258 units/156 units)			(240 units/149 units)

Catherine L. Williams	$26,211	$26,250	$2,067	$27,490	$27,500	$2,317	$28,084	$28,125	$2,576	$28,093	$28,125	$2,826
	(542 Enbridge shares)			(560 Enbridge shares)			(538 Enbridge shares)			(506 Enbridge shares)
	(543 units/45 units)			(560 units/50 units)			(539 units/50 units)			(506 units/51 units)

1
Directors are paid in Enbridge shares and DSUs quarterly. Their value is based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the grant date each in quarter. DSU dividends are valued as of March 1, June 1, September 1 and December 1, 2010. The table below shows the grant dates, dividend dates and the weighted average share price for each quarter in 2010.

Quarter	DSU grant date	Dividend date	Weighted average share price for DSU grant	Weighted average share price for dividend grant

Q1	March 17, 2010	March 1, 2010	$48.36	$45.45
Q2	June 16, 2010	June 1, 2010	49.09	45.84
Q3	September 16, 2010	September 1, 2010	52.20	51.72
Q4	December 17, 2010	December 1, 2010	55.52	55.66

2
These directors are paid in US$. The amounts they received in DSUs have been converted to CA$ based on the Bank of Canada noon rate:
March 17, 2010: US$1 = CA$1.0113
June 16, 2010: US$1 = CA$1.0236
September 16, 2010: US$1 = CA$1.0274
December 17, 2010: US$1 = CA$1.0124
3
Mr. Daniel does not receive any compensation as a director of Enbridge because he is President & Chief Executive Officer.
4
Ms. Kempston Darkes was appointed to the Board on November 2, 2010.

38      ENBRIDGE INC.

Change in equity ownership

The table below shows the change in each director's equity ownership from 2010 to 2011 and his or her status in meeting the share ownership requirements.

Director	Enbridge shares (#)	Enbridge stock options (#)	DSUs (#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[1]	Minimum share ownership required ($)	Deadline to meet the requirement	Value of Enbridge shares/ DSUs needed to meet the requirement ($)	Current holdings as a multiple of share ownership requirement

David A. Arledge
2011	16,300	–	17,335	33,635	1,963,948	420,000	–	–	4.68
2010	16,300	–	14,547	30,847	1,449,809
Change	–	–	2,788	2,788	514,139

James J. Blanchard
2011	12,622	–	41,395	54,017	3,154,053	420,000	–	–	7.51
2010	12,332	–	37,761	50,093	2,354,371
Change	290	–	3,634	3,924	799,682

J. Lorne Braithwaite
2011	41,550	–	15,669	57,219	3,341,017	420,000	–	–	7.95
2010	41,151	–	14,135	55,286	2,598,442
Change	399	–	1,534	1,933	742,575

Patrick D. Daniel2,[3]
2011	700,955	2,632,257	–	700,955	40,928,762	–	–	–	–
2010	396,694	3,164,022	–	396,694	18,644,618
Change	304,261	(531,765)	–	304,261	22,284,144

J. Herb England
2011	1,060	–	17,507	18,567	1,084,127	420,000	–	–	2.58
2010	1,000	–	14,861	15,861	745,467
Change	60	–	2,646	2,706	338,660

Charles W. Fischer
2011	4,000	–	3,168	7,168	418,540	420,000	28-Jul-14	1,460	–
2010	4,000	–	1,035	5,035	236,645
Change	–	–	2,133	2,133	181,895

V. Maureen Kempston Darkes[4]
2011	5,000	–	636	5,636	329,086	420,000	2-Nov-15	90,914	–
2010	–	–	–	–	–
Change	5,000	–	636	5,636	329,086

David A. Leslie
2011	4,949	–	15,012	19,961	1,165,523	420,000	–	–	2.78
2010	4,628	–	11,110	15,738	739,686
Change	321	–	3,902	4,223	425,837

George K. Petty
2011	13,132	–	22,170	35,302	2,061,284	420,000	–	–	4.91
2010	12,778	–	19,173	31,951	1,501,697
Change	354	–	2,997	3,351	559,587

Charles E. Shultz
2011	12,346	–	16,195	28,541	1,666,509	420,000	–	–	3.97
2010	12,136	–	12,530	24,666	1,159,302
Change	210	–	3,665	3,875	507,207

Dan C. Tutcher
2011	301,393	–	20,027	321,420	18,767,714	420,000	–	–	44.68
2010	293,850	–	18,331	312,181	14,672,507
Change	7,543	–	1,696	9,239	4,095,207

2011 Management information circular      39

Catherine L. Williams
2011	10,660	–	7,270	17,930	1,046,933	420,000	01-Nov-12	–	2.49
2010	8,301	–	4,908	13,209	620,823
Change	2,359	–	2,362	4,721	426,110

Total
2011	1,123,967	2,632,257	176,384	1,300,351	75,927,496
2010	803,170	3,164,022	148,391	951,561	44,723,367
Change	320,797	(531,765)	27,993	348,790	31,204,129

1
Based on the total market value of Enbridge shares and/or DSUs owned by the director, based on the closing price of $58.39 on the TSX on March 2, 2011. These amounts have been rounded to the nearest dollar.
2
Mr. Daniel does not receive any compensation as a director of Enbridge. He is only compensated for his role as President & Chief Executive Officer.
3
Mr. Daniel is required to hold at least four times his base salary in Enbridge shares.
4
Ms. Kempston Darkes was appointed to the Board on November 2, 2010.

EXECUTIVES

COMPENSATION DISCUSSION AND ANALYSIS

Executive summary

Our executive compensation programs are designed to motivate management to deliver strong corporate performance and invest our capital in ways that minimize risk and maximize return, while supporting our core business goal of delivering exceptional value to shareholders. The nature of Enbridge's business impacts the design of our compensation programs and how we deliver compensation over time.

Enbridge's vision is to be the leading energy delivery company in North America. While we may be viewed as having achieved elements of this vision, enhancing and sustaining this position remains a continuing long-term pursuit. Our objective is to generate superior economic value for shareholders through investing capital in a low-risk and disciplined manner. Consistently applied, such stewardship should continue to generate attractive, risk adjusted returns and, in turn, provide for consistent and growing dividend distributions and related capital appreciation. Our business is capital intensive and longer-term in nature. Therefore, the impact of decisions made today may not be realized until several years in the future. Management has the commitment to shareholders to deliver steady, visible and predictable results in the short-term and to operate our assets in a responsible manner.

The compensation programs at Enbridge reflect a blend of short and longer-term incentive awards to support our pay for performance philosophy. Relevant corporate and business unit performance measures are established for the short-term compensation plan that focus on the critical financial, operational, safety and environmental aspects of the business. The performance measures for the longer term plans focus on overall corporate performance aligned with shareholder expectations for earnings growth and share price appreciation.

When assessing performance, the Human Resources & Compensation Committee (HRC Committee) takes into consideration both the objective pre-defined performance metrics as well as qualitative factors not captured in the formal metrics. For example, a decision to complete a certain acquisition may have longer-term strategic benefits to the company which may not be reflected in the short-term performance metrics. Also playing a role are a number of market-based and earnings-based key performance indicators that compare Enbridge's results to a peer group and to the broader market over a one to 10 year time horizon. Therefore, the assessment of overall performance is based on a combination of the pre-defined performance metrics, the key performance indicators, as well as the qualitative aspects of management's responsibilities.

40      ENBRIDGE INC.

2010 performance

2010 was a year of strong performance and unprecedented challenges. The incident in Marshall put our incident and crisis response capabilities to the test unlike anything we had ever experienced before; however, we achieved strong growth in earnings and cash flow in 2010. Adjusted earnings of $984 million (or $2.66 per share) represent a 13% increase over 2009. We also brought $6.5 billion in projects into service this year ($12 billion in total over the past three years), including the Alberta Clipper, Southern Lights and Sarnia Solar projects.

We continued to secure a strong presence in the oil sands with seven new growth and expansion projects of $2.6 billion in total that will go into service between 2011 and 2014, including Athabasca Pipeline Expansion, Waupisoo Pipeline Expansion and the Norealis and Wood Buffalo pipelines.

Our Green Energy business expanded substantially in 2010. The Greenwich Wind Energy Project in Ontario and the Cedar Point Wind Energy Project in Colorado were secured and construction has commenced. At the end of 2010 the Talbot Wind Energy Project was complete.

All of these developments had an impact on our share performance in 2010. Our common shares reached a 52-week trading high of $58.25 on the TSX on December 2, before closing the year at $56.27 per common share. Over the last 50-plus years, we have delivered an average annual total shareholder return of 13.6%, outperforming the TSX Composite Index by approximately 4% a year.

In December 2010, the Board declared a quarterly dividend of $0.49 per common share to begin in the first quarter of 2011, a 15% increase over the quarterly dividend we paid in 2010.

Our sustained earnings, increasing cash flow and growing dividend, combined with a reliable business model, have generated substantial value for our shareholders, and it is a trend we expect to continue. Our 2011 earnings guidance is about 10% higher than our guidance for 2010. We expect to maintain this rate of growth through the middle of the decade.

2010 pay decisions

The HRC Committee reviewed the performance, business environment and peer group comparisons and recommended the 2010 compensation for our President & Chief Executive Officer. The HRC Committee also reviewed and approved the recommendations of the President & Chief Executive Officer for the Executive Vice President, Chief Financial Officer & Corporate Development and our four other most highly compensated officers (our named executives):

•
Patrick D. Daniel, President & Chief Executive Officer;
•
J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development;
•
Stephen J. Wuori, President, Liquids Pipelines;
•
Stephen J.J. Letwin, Executive Vice President, Gas Transportation and International (retired on November 1, 2010);
•
Al Monaco, President, Gas Pipelines, Green Energy & International; and
•
David T. Robottom, Executive Vice President & Chief Legal Officer.

Early in 2010, the HRC Committee determined base salary increases and longer-term incentive awards. Four of the six named executives received base salary increases of approximately 3%, effective April 1, 2010, to maintain a competitive position between the 50th and 75th percentile of the market. Larger increases were awarded to Mr. Robottom (7.7%), to reflect his expanded responsibilities, and Mr. Monaco (11.1%), to improve the competitiveness of his compensation relative to the market.

In February 2010, we granted 323,500 incentive stock options to the named executives. This grant reflected the target delivery for this compensation program and the Black-Scholes value of the stock option at the time of grant. Effective January 1, 2010, we granted 179,300 performance stock units which resulted in total direct compensation (base salary, short-term incentive and longer-term incentives) being positioned in the top quartile of the competitive market. The HRC Committee awarded additional performance stock units to recognize the outstanding company performance

2011 Management information circular      41

achieved in 2009 and over a sustained period of time. The additional performance stock units were granted before the incident in Marshall occurred.

In February 2011, the HRC Committee determined awards for the named executives under the short-term incentive plan of $2,874,736, including $1,290,000 to the President & Chief Executive Officer. These awards were determined based on a combination of corporate, business unit and individual performance relative to objectives established at the start of 2010. Corporate performance, measured by adjusted return on equity (ROE) relative to a target set at the beginning of the year, carried the greatest weight in determining the short-term incentive award for the named executives. Actual results on this measure were above target. The Marshall incident was factored into the 2010 short-term incentive awards for all of the named executives.

Business unit performance was measured by a variety of financial, operational, customer and employee metrics and targets. The Liquids Pipelines business unit experienced the impact of the Marshall incident on its system integrity, environment and customer metrics. This reduced the business unit score and accordingly reduced the short-term incentive awards for all Liquids Pipelines employees.

Changes in 2011

The HRC Committee reviews our compensation philosophy and practices every year with assistance from Mercer (Canada) Limited (Mercer), an independent compensation consultant, to ensure they are appropriate, competitive and continuing to meet our intended goals. Their review in 2010 focused on total direct compensation and whether the individual components are still competitive, complementary and aligned with performance. After completing the review, the HRC Committee recommended two changes to our short-term incentive plan, which have been approved by the Board for implementation in 2011.

Performance measures

We are moving from adjusted ROE to adjusted earnings per share (EPS) to measure corporate performance. We believe adjusted EPS better reflects our overall corporate performance on an annual basis. This metric is also easily understood by employees because it features prominently in our quarterly results discussions with external stakeholders and it is a metric that is broadly accepted by investment analysts and shareholders.

Going forward, adjusted EPS will be the only metric we use for measuring annual corporate performance. We will measure our adjusted EPS performance each year against the guidance range we provide to our shareholders. We will continue to assess our performance against our peers to determine the longer-term incentives.

Safety and environmental performance are measured in our business unit scorecards, where there is a strong line of sight on performance from administrative levels to the president of the business unit. We will increase our overall emphasis on safety and environmental performance relative to financial and other measures starting in 2011.

The HRC Committee will continue to use discretion in determining awards where the calculated mathematical result from applying our formulas does not fairly or accurately reflect outcomes or extraordinary events that weren't contemplated in the original measures or targets.

Weightings

Corporate performance is currently emphasized in the short term incentive plan for the President & Chief Executive Officer and the other executives. Starting in 2011, there will be more emphasis on business unit performance in the overall mix, reflecting changes in our organization designed to increase accountability at the business unit level.

There is no change to the target setting and approval process. The HRC Committee sets the corporate performance metric and target annually. Business unit leaders define the measures that their respective operations will be measured against, subject to the approval of the President & Chief Executive Officer.

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Philosophy and approach

Our approach to executive compensation is set by the HRC Committee and approved by the Board. Our programs are designed to accomplish three things:

•
attract and retain a highly effective executive team;
•
align their actions with our business strategy and the interests of our shareholders; and
•
reward them for both short and long-term performance.

Benchmarking to peers

To make sure we're rewarding our executives at a competitive level, we benchmark our executive compensation programs against a group of similar companies in Canada and the US.

The Canadian companies are large pipeline, energy, utility and industrial companies that are similar to us in size. Together they reflect the Canadian business environment that we operate in.

The US companies are mainly oil and gas pipelines and utilities because the US energy sector is much larger and has more depth than Canada's.

Peer group

Canada	US

Agrium Inc.	Ameren Corp.
Atco Ltd.	Centerpoint Energy Inc.
Canadian National Railway Company	DTE Energy Co.
Canadian Pacific Railway Ltd.	El Paso Corp.

Husky Energy	Nisource Inc.
Nexen Inc.	OGE Energy Corp.
SNC-Lavalin Group Inc.	Oneok Inc.
Suncor Energy Inc.	PG&E Corp.

Talisman Energy Inc.	PPL Corp.
Teck Cominco Ltd.	Questar Corp.
TELUS Corp.	Sempra Energy
TransAlta Corp.	Spectra Energy Corp.

TransCanada Corp.	Williams Co. Inc.
Xcel Energy Inc.

How we compare

	Canada	US

Revenue	Above 75th percentile	Above 75th percentile

Total assets	Above 75th percentile	Above 75th percentile

Number of employees	Between 25th and 50th percentile	Between 25th and 50th percentile

Market capitalization[1]	Between 50th and 75th percentile	Above 75th percentile

1
As of June 30, 2010. All other information is based on most recently reported data.

Setting compensation targets

We target base pay at between the median and the 75th percentile, considering the skill, competency and experience of each executive. We link targets for short and longer-term incentives to base salary levels.

For each of the executives, except the Executive Vice President & Chief Legal Officer, we target total direct compensation at the median of comparator companies in North America, emphasizing the Canadian or US peer groups based on the executive's role and responsibilities. Actual total direct compensation depends on performance.

2011 Management information circular      43

For the Executive Vice President & Chief Legal Officer, we compare to Canadian companies comparable in size to Enbridge that have a similar role in their organization.

	Weighting

	Canadian peer group	US peer group

President & Chief Executive Officer (North American focus)	50%	50%

Canadian-focused executives[1]	80%	20%

US-focused executives[2]	20%	80%

1
Our Canadian-focused executives are Mr. Bird, Mr. Wuori and Mr. Robottom. Mr. Monaco was Canadian focused for most of 2010.
2
Mr. Letwin was our US-focused executive.

At risk compensation

The graphs below show the compensation mix for our President & Chief Executive Officer and our other named executives. The short and longer-term incentives are considered to be at risk because their value is based on performance and is not guaranteed. In 2010, 80% of the target total direct compensation for the President & Chief Executive Officer and 71% for the other named executives was at risk, directly aligning corporate, business and individual performance with the interests of shareholders.

President & Chief Executive Officer	Other named executives

Share ownership

It's important for all of our officers, including executives, to have a meaningful equity stake in the company. Owning Enbridge shares is a tangible way to align the interests of our officers with those of our shareholders.

Target ownership is a multiple of base salary, depending on position level, and officers are required to meet the target within four years of being appointed to the position. Officers can acquire Enbridge shares by participating in the employee savings plan, exercising stock options or by making personal investments in Enbridge shares. Personal holdings, or Enbridge shares held in the name of a spouse, dependent child or trust, all count toward meeting the guidelines. Stock options do not.

Target and actual share ownership as of December 31, 2010

Executive	Target ownership	Actual ownership	Meets requirements

Patrick D. Daniel	4x base salary	32x	✓

J. Richard Bird	2x	13x	✓

Stephen J. Wuori	2x	12x	✓

Al Monaco	2x	5x	✓

David T. Robottom	2x	3x	✓

Pay for performance

Performance is the cornerstone of our executive compensation programs. The programs are designed to motivate management to achieve the low risk, high return business model that shareholders expect, with a focus on the longer term. The HRC Committee reviews our short, medium and longer-term business plans and links the compensation programs to these timeframes. This ensures that management is focused on delivering value to shareholders not only

44      ENBRIDGE INC.

in the short-term, but also continued performance over the longer term. The performance of our peer group is also considered.

Annual decision-making process

The HRC Committee reviews and approves the compensation plans and pay levels for all the named executives. The HRC Committee reviews and recommends the compensation plans and pay level for the President & Chief Executive Officer to the Board. The table below shows how we make compensation decisions.

Independent advice

Mercer, an independent compensation consultant, advises the HRC Committee on compensation issues, including:

•
the competitiveness and appropriateness of our executive compensation programs;
•
annual total direct compensation for the President & Chief Executive Officer;
•
governance of executive compensation; and
•
the HRC Committee's mandate and related Board Committee processes.

The HRC Committee chair reviews and approves our terms of engagement with Mercer every year. The terms specify the work to be done in the year, Mercer's responsibilities and its fees. Any other projects must be approved by the HRC Committee chair.

While the HRC Committee takes the information and recommendations Mercer provides into consideration, it has full responsibility for its own decisions, which may reflect other factors and considerations.

Management can also retain Mercer on compensation matters from time to time. The chair of the HRC Committee must approve all services over $10,000.

Management and the HRC Committee engaged Mercer in 2010 to provide analysis and advice on compensation matters. The following table provides a breakdown of services provided and fees paid in 2010:

Nature of work	Approximate fees ($)

Support to the Board	159,000

Support to management on compensation matters	117,000

Actuarial, benefits and other services	1,272,000

Total	1,548,000

Components

Total compensation is made up of five components.

Base salary	Short-term incentive	Longer-term incentives	Retirement benefits	Other benefits

	• annual cash bonus	• performance stock units • performance stock options • incentive stock options • restricted stock units	• pension plans • other retirement benefits	• savings plan • perquisites • medical, dental and insurance

2011 Management information circular      45

Base salary

Our base salaries offer fixed compensation for performing day-to-day responsibilities, while balancing the individual's role and competency, market conditions and attraction and retention issues.

Short-term incentive

The short-term incentive plan is an annual bonus plan, paid out in cash. It's designed to motivate management to achieve corporate, business and individual objectives tied to executing our business strategy and to reward them according to their achievement for the year.

Each executive's target award and payout range reflect the level of responsibility associated with the role, as well as competitive practice, and are calculated as a percentage of base salary.

The award is paid out based on performance against a combination of corporate, business unit and individual goals. Corporate goals are given the most weight.

	Target award	Payout range	Performance measures
	(as a % of base salary)		Corporate	Business unit	Individual

Patrick D. Daniel	90%	0 – 180%	80%	–	20%

J. Richard Bird	50%	0 – 100%	70%	15%	15%

Stephen J. Wuori	50%	0 – 100%	70%	15%	15%

Stephen J.J. Letwin	50%	0 – 100%	70%	15%	15%

Al Monaco[1]	50%	0 – 100%	70%	15%	15%

David T. Robottom	50%	0 – 100%	70%	15%	15%

1
The weighting for Mr. Monaco's performance from January 1, 2010 to September 30, 2010 was 40/50/10 (corporate/business unit/ individual). The table above shows the weighting for the remainder of the year.

We calculate the actual awards using a performance multiplier that ranges from 0 to 2, depending on whether the combination of goals has been met.

Using discretion

The President & Chief Executive Officer can adjust the calculated short-term incentive award for his direct reports up or down when he feels it is appropriate, to reflect extraordinary events and other things not contemplated in the original measures or targets. The HRC Committee must approve the Chief Executive Officer's decisions.

The HRC Committee can adjust the calculated short-term incentive award for the President & Chief Executive Officer up or down at its discretion. It can also change or waive the eligibility criteria, performance measures and the target and maximum award levels when it believes it is reasonable to do so, considering things like key performance indicators and the business environment in which the performance was achieved.

Longer-term incentives

Our longer-term incentives include three plans: performance stock unit plan, performance stock option plan and incentive stock option plan. These plans motivate executives to deliver strong performance and reward them for achieving earnings targets, maintaining top quartile price-to-earnings (P/E) performance compared to our peers and appreciation in our share price over the longer term.

We also have a restricted stock unit plan that has no performance conditions and is designed as a retention tool for middle management. We have never granted these restricted stock units to executives.

46      ENBRIDGE INC.

The three plans all have different terms, vesting conditions and performance criteria. This mitigates the risks associated with our compensation plans by ensuring our executives are not incented to produce only short-term results for individual profit. This approach benefits shareholders and maximizes the value of the longer-term incentives granted to executives.

	Performance stock unit plan	Performance stock option plan	Incentive stock option plan

Term	Three years	Eight years	10 years

Description	Phantom Enbridge shares with performance conditions that affect payout.	Options to acquire Enbridge shares.	Options to acquire Enbridge shares.

Frequency	Granted every year.	Granted approximately every five years.	Granted every year.

Performance Conditions	Two performance conditions, weighted 50% each: • EPS relative to a target set at the start of the term; and • P/E performance relative to peers.	Share price targets that must be met within a defined time period.	n/a

Vesting	Units mature in full after three years.	Options vest 20% per year over five years, starting on the first anniversary of the grant date.	Options vest at 25% per year over four years, starting on the first anniversary of the grant date.

Payout	Paid out in cash at the end of three years based on: • the market value of an Enbridge share at the end of three years; and • the performance conditions.	Participant acquires Enbridge shares at the exercise price defined at the time of grant (fair market value).	Participant acquires Enbridge shares at the exercise price defined at the time of grant (fair market value).

The table below shows the target amount that we grant in longer-term incentives and the amount that each plan contributes to that total, in each case as a percentage of base salary.

	Target longer-term incentive grant (as % of base salary)	Amount each plan contributes to total target grant (as % of base salary)

		Performance stock units	Performance stock options	Incentive stock options

President & Chief Executive Officer	330%	115%	100%	115%

Other named executives	200%	70%	60%	70%

Longer term incentive grants are determined as follows:

Performance stock units

Performance stock units give our executives the opportunity to earn up to two times the value of their units when they mature by achieving certain performance conditions. We typically grant performance stock units annually, at the beginning of the year.

We currently use two performance measures, each weighted at 50%:

•
Earnings per share:  We use this measure to motivate our executives to achieve earnings that meet or exceed the average industry growth rate forecasted over a comparable time period.

2011 Management information circular      47

•
Price-to-earnings ratio:  We use this measure because it is a strong reflection of how shareholders view our stock and our growth potential relative to our peers. We compare ourselves against the following group of companies, chosen because they are all capital market competitors, have a similar risk profile and operate in a comparable sector.

P/E ratio comparator group

Ameren Corp.	OGE Energy Corp.
Canadian Utilities	Oneok Inc.
Centerpoint Energy Inc.	PG&E Corp.
Emera Inc.	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuels Gas Corp.	TransAlta Corp.
Nisource Inc.	TransCanada Corporation

We calculate the payout at the end of the three year term using a performance multiplier that ranges from 0 to 2, depending on whether the performance conditions are met. The final share price at the end of the term is the weighted average trading price of an Enbridge share on the TSX or NYSE for the last 20 days before the end of the term.

Performance stock options

Performance stock options give executives the opportunity to buy Enbridge shares at the exercise price specified at the time of the grant, as long as share price targets are met by a certain date. We set the targets before we grant the performance stock options, basing them on our strategic plan and historical P/E ratio information for the industry.

In 2007, we granted performance stock options to the executive officers at the time. Later in 2008, performance stock options were granted to Mr. Monaco when he was appointed to the executive team.

Grant date	Number of stock options granted	Exercise price	Share price targets	Must be exercised by

August 15, 2007	2,345,000	$36.57 per share	$50 and $55 by February 2014	August 15, 2015

February 19, 2008	250,000	$40.42 per share	$50 and $55 by February 2014	August 15, 2015

As of December 31, 2010, both share price targets have been met, therefore 60% of the 2007 grant is exercisable and 40% of the 2008 grant is exercisable.

Incentive stock options

An incentive stock option gives a participant the option to buy one Enbridge share at some point in the future at the exercise price defined at the time of grant.

We typically grant incentive stock options in February of each year to both Canadian and US members of senior management who are eligible to participate in the incentive stock option plan. Options granted to US employees can either be qualified or non-qualified, as defined by the US Internal Revenue Code.

Stock options vest in equal installments over a four-year period. The maximum term of a stock option is 10 years, but the term can be reduced if the executive leaves the company. See page 66 for details.

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The exercise price of a stock option is the weighted average trading price of an Enbridge share on the TSX or NYSE for the last five trading days before the grant date. If the grant date is during a trading blackout period, we will adjust the grant date to no earlier than the sixth trading day after the trading blackout period ends. We do not backdate stock options.

We may grant incentive stock options to executives when they join the company, and would normally grant them on the executive's date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

Stock options granted and outstanding

As of March 2, 2011

Stock options outstanding
– stock option plans	12,369,009
– legacy incentive stock option plan (2002)	5,071,302
– all stock option plans	4.51% of total issued and outstanding shares

Transferring and assigning stock options

The holder of an option cannot transfer or assign it other than by will, or as allowed by the laws of descent and distribution.

Receiving cash instead of Enbridge shares

When a participant prefers to receive cash instead of Enbridge shares, he or she exercises their options and chooses to receive Enbridge shares with a fair market value equal to the "in-the-money" value of the option at the time it is exercised. The Enbridge shares are then sold to provide the cash to the participant and we reduce the total number of Enbridge shares issued under the stock option plans (not the number of underlying Enbridge shares reserved for issue).

Making changes to the stock option plans

The Board can make changes to the stock option plans, in whole or in part, as long as the regulators approve the changes; however shareholders must also approve the following changes:

•
changing the number of Enbridge shares that can be issued under the stock option plans;
•
reducing the grant price of an option;
•
cancelling or reissuing an option at a lower grant price;
•
extending the term of an option longer than 10 years;
•
allowing someone who isn't a full time employee to participate in the stock option plans;
•
changing the rules related to transferring or assigning options; and
•
changing the amendment provisions of the stock option plans.

Adjustments

The Board or the HRC Committee may make the following adjustments to the options or to the Enbridge shares that can be issued under the stock option plans upon the occurrence of certain events, including the payment of a stock dividend or a restructuring of our share capital:

•
increase or decrease the number or change the kind of shares reserved under the stock option plans or that can be issued when outstanding options are exercised;
•
increase or decrease the option price per share; and
•
make changes to how installments of options vest and can be exercised.

The Board can also adjust the number of shares available under the stock option plans, the option price per share and the option period, to allow our shareholder rights plan to continue to operate.

Please see page 65 for further information regarding our stock option plans, such as stock option plan restrictions and termination provisions.

2011 Management information circular      49

Retirement benefits

As of January 1, 2000, or the time of hire if after that date, the named executives joined the senior management pension plan, which is a non-contributory defined benefit plan that pays out an enhanced retirement income to all senior management employees. Before becoming members of this plan, certain of the named executives participated in a non-contributory defined benefit or defined contribution pension plan.

Defined benefit plan

The graphic below shows how we calculate the retirement benefit payable under the defined benefit pension plan applicable to the named executives:

Some key terms of the defined benefit plan

•
Retirement age: Executives can retire with an unreduced pension at age 60, or as early as age 55 if they have 30 years of service. If they have less than 30 years of service, they can still retire as early as age 55, but their retirement benefit is reduced by 3% per year before age 60;
•
Adjustment for inflation: Retirement benefits are indexed at 50% of the annual increase in the consumer price index;
•
Survivor benefits: The pension is payable for the life of the member, with 60% continuing to the spouse if the member dies; and
•
Flexibility: To attract and retain executives we can negotiate additional years of credited service or higher pension accruals, subject to approval by the HRC Committee.

Defined contribution plan

The defined contribution pension plan is a non-contributory pension plan. The level of contribution varies, depending on age and years of service.

Other retirement benefits

•
We prorate our executives' short-term incentive awards for the period of active employment in their last year;
•
We prorate their unvested performance stock units for the period of active employment during the term of the grant. The units continue to mature according to the terms of the plan;
•
We prorate their performance stock options for the period of active employment. They can exercise options up to three years after retirement (or up to the date the option expires, whichever is earlier) as long as the performance criteria are met; and
•
Their unvested stock options continue to vest according to the terms of our stock option plans. They can exercise options up to three years after retirement, or up to the date the option expires (whichever is earlier).

Other benefits

Our savings plan, perquisites and benefits plans are key elements of our total compensation package for our named executives.

50      ENBRIDGE INC.

Savings plan

Our savings plan encourages share ownership by matching employee contributions of up to 2.5% of base salary (5% in the US) toward the purchase of Enbridge shares. The named executives participate in this plan along with all other employees.

Perquisites

The named executives receive an annual perquisite allowance to offset expenses related to their position. This includes the cost of owning and operating a vehicle, parking and recreational clubs. These allowance levels are reviewed regularly for competitiveness. The named executives are also reimbursed for a portion of costs for personal financial planning.

	Perquisite allowance (2010)	Financial planning reimbursement

Patrick D. Daniel	$49,500	50% up to $10,000

J. Richard Bird	$35,000
Stephen J. Wuori	$35,000
Stephen J.J. Letwin[1]	$36,047	50% up to $5,000
Al Monaco	$30,000
David T. Robottom	$30,000

1
Mr. Letwin's perquisite allowance of US $35,000 is converted to CA$ using an average exchange rate of 2010 of US$1=CA$1.0299.

Medical, dental and insurance benefits

Medical, dental and insurance benefits are available to meet the specific needs of individuals and their families. The named executives participate in the same plan as all other employees. The plans are structured to provide minimum basic coverage with the option of enhanced coverage at a level that is competitive and affordable.

The HRC Committee reviews our retirement and other benefits regularly. These benefits are a key element of a total compensation package and are designed to be competitive and reasonably meet the needs of executives in their current roles and when they retire from Enbridge.

2010 pay decisions

Base salary

On April 1, 2010, Messrs Daniel, Bird, Wuori and Letwin received modest base salary increases to maintain competitiveness. Mr. Monaco received an 11.1% increase to align his base salary level to a competitive position following his appointment to the executive team three years ago. Similarly, Mr. Robottom received an increase of 7.7% to reflect the increased scope of his responsibilities at the executive vice president level following the retirement of another executive team member at the end of 2009.

	2010 base pay ($)	% increase from 2009	2009 base pay ($)	% increase from 2008

Patrick D. Daniel	1,242,000	3.5%	1,200,000	–

J. Richard Bird	560,000	3.7%	540,000	–

Stephen J. Wuori	585,000	3.2%	567,000	–

Stephen J.J. Letwin[1]	552,048	3.1%	593,840	–

Al Monaco	500,000	11.1%	450,000	12.5%

David T. Robottom	422,000	7.7%	392,000	–

1
Mr. Letwin's base pay is converted from US$ to CA$. His base salary of US$536,000 (2010) and US$520,000 (2009) is converted to CA$ using an average exchange rate of US$1 =CA$1.0299 (2010) and US$1 = CA$ 1.1420 (2009).

Short-term incentive

Our short-term incentive is awarded based on performance against a combination of corporate, business unit and individual objectives. Corporate objectives are given the most weight for the named executives.

Corporate performance

Our 2010 corporate performance was measured by ROE. This metric reflects our overall success in bringing new investments into service and managing existing assets to generate earnings. Strong earnings make it possible to achieve steady growth and deliver value to shareholders. The ROE metric represents a significant component of our named executives' short-term incentive award.

2011 Management information circular      51

Our 2010 ROE target was 12.65%, as approved by the Board at the start of the year. Actual performance was 12.82% based on adjusted earnings. Adjustments are made to ensure the result is a fair reflection of performance. Approximately $19.5 million of net gains/earnings were adjusted out of the calculation, including mark-to-market gains, gains and losses from asset dispositions and the impact of the Marshall and Romeoville incidents (because these events are considered unusual).

In addition to strong financial results, 2010 performance was extremely positive on a number of fronts. We:

•
brought $6.5 billion in projects into service, including on-schedule delivery of Alberta Clipper and Southern Lights;
•
secured new projects, including the Wood Buffalo Pipeline, Norealis and significant Green Energy initiatives;
•
acquired the US$682 million Elk City gathering and processing system;
•
issued $3.2 billion of debt for Enbridge on very favourable terms and secured a new equity issuance for Enbridge Energy Partners, L.P.; and
•
continued to deliver strong performance in our Gas Distribution business under challenging economic conditions, adding 32,000 customers to our base of approximately two million customers.

The HRC Committee also considered our performance compared to other companies in our performance stock unit peer group and companies in the TSX and TSX Composite indices, as measured by dividend per share growth, total shareholder return and reward to risk over the past one, three, five and 10 year periods. Enbridge's 2010 performance on all of the key performance indicators was very strong, featuring:

•
13% EPS growth;
•
15% dividend per share growth (the highest in our peer group);
•
a reward to risk ratio at the 80th percentile of the industry; and
•
competitive total shareholder return in all periods (one year: 51st percentile; three year: 93rd percentile; five year: 75th percentile; and 10 year: 89th percentile).

The HRC Committee concluded that Enbridge achieved very good performance, reflected in a corporate performance multiplier of 1.5 out of 2.0. This multiplier was applied to employees across Enbridge, except the named executives and employees in the Liquids Pipelines business unit. For these employees, a corporate performance multiplier of 1.13 was used to reflect the significant impact the Marshall incident had on the communities affected.

Business unit performance

Business unit performance is assessed relative to a scorecard of metrics and targets established by each business leader and their senior management teams at the start of the year. The following is an overview of the type of metrics and overall performance multiplier used for each named executive this year:

	Business Unit	Metrics	Performance Multiplier (0-2)

Patrick D. Daniel	–	–	–

J. Richard Bird	• Corporate office	• financial	1.64
		• operational (combined enterprise)

Stephen J. Wuori	• Liquids Pipelines	• financial	1.30
		• operational

Stephen J.J. Letwin	• Gas Transportation	• financial	1.00
	• Gas Distribution
	• International

Al Monaco	• Major Projects	• financial	1.52
	• Gas Pipelines	• operational
	• Green Energy
	• International

David T. Robottom	• Corporate office	• financial	1.64
		• operational (combined enterprise)

Individual performance

The HRC Committee established the President & Chief Executive Officer's individual 2010 objectives at the start of the year, taking into consideration our financial and strategic priorities. The President & Chief Executive Officer established

52      ENBRIDGE INC.

individual objectives for the other executives for 2010 at the start of the year, basing them on strategic and operational priorities related to their portfolios, development of succession candidates, employee engagement, leadership and community involvement.

You'll find a discussion of each named executive's individual and business unit performances starting on page 55.

Overall performance

The table below shows how we calculated each named executive's overall performance multiplier in 2010.

	A – Corporate performance					B – Business unit performance					C – Individual performance					Overall performance multiplier[1]

	Weight	×	Corporate multiplier	=	Total A	Weight	×	Business unit multiplier	=	Total B	Weight	×	Individual multiplier	=	Total C	Total A+B+C

Patrick D. Daniel	80%		1.13		0.90	–		–		–	20%		1.25		0.25	1.15

J. Richard Bird	70%		1.13		0.79	15%		1.64		0.25	15%		1.70		0.26	1.29

Stephen J. Wuori	70%		1.13		0.79	15%		1.30		0.20	15%		1.25		0.19	1.17

Stephen J.J. Letwin	70%		1.13		0.79	15%		1.00		0.15	15%		1.25		0.19	1.13

Al Monaco[2]	48%		1.13		0.54	41%		1.52		0.62	11%		1.75		0.20	1.35

David T. Robottom	70%		1.13		0.79	15%		1.64		0.25	15%		1.80		0.27	1.31

1
Actual results may vary from mathematical results using our formulas because of rounding.
2
Mr. Monaco's 2010 award is pro-rated based on different weights and performance for nine months as Executive Vice President, Major Projects and three months as President, Gas Pipelines, Green Energy & International.

We used the overall performance multiplier to calculate each named executive's short-term incentive as follows:

	Base salary ($)	×	Target	×	Overall performance multiplier	=	Calculated short-term incentive award ($)	Actual short-term incentive award (rounded) ($)

Patrick D. Daniel	1,242,000		90%		1.15		1,285,470	1,290,000

J. Richard Bird	560,000		50%		1.29		361,760	362,000

Stephen J. Wuori	585,000		50%		1.17		343,249	343,000

Stephen J.J. Letwin[1]	552,048		50%		1.13		259,578	259,736 [2]

Al Monaco	500,000		50%		1.36		344,090	344,000

David T. Robottom	422,000		50%		1.31		275,777	276,000

1
Mr. Letwin's final award was pro-rated to reflect his retirement on November 1, 2010.
2
Mr. Letwin's actual payout was US$252,000 and was converted from US$ to $CA using an average exchange rate of US$1 = CA$1.0307.

Longer-term incentives

Our longer term incentives are granted early in the year. They are usually targeted to the 50th percentile of our peer group, with the opportunity to realize this value to a greater or lesser degree based on how Enbridge performs in the future.

When the Board was considering longer term compensation in early 2010, the company had achieved 25% EPS growth, was continuing to successfully execute on the largest capital program in the company's history and had set the foundation for double-digit growth for the next decade in an industry that typically delivers single-digit growth. Based on these achievements, the Board decided to increase the performance stock unit awards above the standard formula and deliver total top quartile direct compensation to the named executives.

The Board chose to incent our executives using performance stock units because they include performance criteria and a three year performance period.

2011 Management information circular      53

Performance stock units

The table below shows the performance stock units granted to the named executives in early 2010.

	A Performance stock units granted	B Value ($) (A × CA$47.23)	C Value (%) (B / salary on Dec 31, 2009)

Patrick D. Daniel	66,000	$3,117,180	260%

J. Richard Bird	24,500	$1,157,135	214%

Stephen J. Wuori	24,500	$1,157,135	204%

Stephen J.J. Letwin[1]	23,000	$1,081,460	182%

Al Monaco	24,500	$1,157,135	257%

David T. Robottom	16,800	$793,464	202%

1
Mr. Letwin's grant value in US$ has been converted to CA$ using an exchange rate of US$1 = CA$1.0466 as of December 31, 2009.

Stock options

The table below shows the incentive stock options granted to the named executives in early 2010.

	A Incentive stock options granted	B Value ($) (A × CA$9.31)	C Value (%) (B / salary on Dec 31, 2009)

Patrick D. Daniel	142,000	$1,322,020	110%

J. Richard Bird	40,000	$372,400	69%

Stephen J. Wuori	40,000	$372,400	66%

Stephen J.J. Letwin[1]	33,000	$409,530	69%

Al Monaco	40,000	$372,400	83%

David T. Robottom	28,500	$265,335	68%

1
Mr. Letwin's grant value in US$ dollars has been converted to CA$ using an exchange rate of US$1 = CA$1.0426 on the grant date of February 16, 2010.

Payouts

The performance stock units granted in 2008 matured on December 31, 2010 and both performance targets were met. The performance multiplier was set at 2.0 based on:

	Target	Actual	Performance multiplier

EPS	$2.10	$2.66	2 × (50% weighting	)

P/E ratio	75th percentile	89th percentile	2 × (50% weighting	)

The table below shows the performance unit payouts to the named executives in early 2011.

	Performance stock units granted in 2008	+	Equivalent to reinvested dividends	=	Total performance stock units	×	Performance multiplier	×	Final share price ($)	=	Payout ($)

Patrick D. Daniel	30,000		3,223.69		33,224		2.0		55.89		3,713,744

J. Richard Bird	9,000		967.11		9,967		2.0		55.89		1,114,124

Stephen J. Wuori	9,000		967.11		9,967		2.0		55.89		1,114,124

Stephen J.J. Letwin[1]	9,000		971.62		9,425		2.0		55.24		1,041,301

Al Monaco	7,000		752.20		7,752		2.0		55.89		866,541

David T. Robottom	5,400		580.26		5,980		2.0		55.89		668,473

1
Mr. Letwin's 2008 performance stock unit grant was delivered in US$. The final Enbridge share price was US$55.54, converted to CA$ using an exchange rate of US$1 = CA$0.9946. His final units were pro-rated to reflect active employment during the performance stock unit term.

54      ENBRIDGE INC.

Patrick D. Daniel

President & Chief Executive Officer

Total direct compensation

	2010			2009	2008

	$	%		$	$

Cash

Base salary	1,231,500	2.6%		1,200,000	1,181,250
Short-term incentive	1,290,000	(39.5%	)	2,133,000	2,000,000
	$2,521,500	(24%	)	$3,333,000	$3,181,250
Equity

Performance stock units	3,117,180	130.1%		1,354,850	1,163,100
Stock options	1,322,020	(7.3%	)	1,426,760	1,314,400
	$4,439,200	59.6%		$2,781,610	$2,477,500

Base salary

On April 1, 2010, Mr. Daniel's base salary was increased by 3.5%, consistent with overall market increases for executives.

Short-term incentive

Mr. Daniel's short term incentive award is based mostly on company performance (80%), measured in 2010 by ROE. Corporate ROE performance this year was 1.13 out of 2.0 (see page 51).

Individual performance accounts for the remaining 20% of Mr. Daniel's short-term incentive award calculation.

Under his leadership:

•
adjusted earnings were $984 million (or $2.66 per share), representing a 15% increase over 2009;
•
EPS growth was 13% and total shareholder return was 20%. On December 31, 2010, our share price closed at $56.27; and
•
several projects were successfully completed in 2010 (including Alberta Clipper and Southern Lights, both ahead of schedule) and several new projects were secured in the Liquids Pipelines and Gas Pipelines businesses, demonstrating our strong project execution capability and robust roster of new projects that will continue to provide a solid foundation for future earnings and growth.

From an operations perspective, many achievements across the businesses were overshadowed by the incident in Marshall. However, in responding to this incident, Mr. Daniel demonstrated strong leadership to our employees, our shareholders and the affected communities. Mr. Daniel also continues to champion our commitment to corporate social responsibility through the expanding role of our Green Energy business, the energy4everyone foundation and our target of achieving a neutral footprint by 2015.

In late 2010, Mr. Daniel also implemented a re-organization which provided development opportunities for several named executives and senior leaders. This will contribute to our executive succession plans and enhance our overall senior management capability.

The Board acknowledged Mr. Daniel's strong individual performance in 2010, but his individual performance multiplier was reduced to 1.25 out of 2.0 to acknowledge the impact of the Marshall incident. Mr. Daniel's combined 2010 short-term incentive award was $1,290,000.

Longer-term incentives

Mr. Daniel was awarded 142,000 incentive stock options and 66,000 performance stock units in early 2010. The performance stock unit grant included a discretionary top-up of performance stock units so that his total direct compensation was positioned in the top quartile of the market. The top-up was intended to reward outstanding company performance in recent years, as demonstrated by sustained top quartile EPS growth and total shareholder return on the TSX60 and the TSX Composite indices. The additional performance stock units were granted before the Marshall incident.

2011 Management information circular      55

J. Richard Bird

Executive Vice President, Chief Financial Officer & Corporate Development

Total direct compensation

	2010			2009	2008

	$	%		$	$

Cash

Base salary	555,000	2.8%		540,000	532,500
Short-term incentive	362,000	(39.7%	)	600,000	600,000
	$917,000	(19.6%	)	$1,140,000	$1,132,500
Equity

Performance stock units	1,157,135	198.9%		387,100	348,930
Stock options	372,400	(7.8%	)	403,800	372,000
	$1,529,535	93.4%		$790,900	$720,930

Base salary

On April 1, 2010, Mr. Bird's base salary was increased by 3.7% to maintain competitiveness with our peers.

Short-term incentive

Mr. Bird's short term incentive is based mostly on company performance (70%), measured in 2010 by ROE. Corporate performance on this measure was determined to be 1.13 out of 2.0 (see page 51).

In 2010, we introduced two business unit performance metrics for corporate employees: cost containment and combined non-financial business unit performance. These measures are weighted equally and are intended to reinforce accountability for managing controllable costs and for aligning corporate employees with the performance and operations of the business units. Business unit performance in 2010 was 1.64 out of 2.0, accounting for 15% of Mr. Bird's 2010 short term incentive award.

The remaining 15% is based on an individual performance multiplier of 1.7 out of 2.0.

In 2010, Mr. Bird:

•
successfully issued $3.2 billion of enterprise-wide term debt and $350 million of equity for Enbridge Energy Partners, L.P. These transactions and others helped Enbridge manage its liquidity, equity and debt under very attractive terms;
•
restructured interests in Gaz Métro inc., Enbridge Gas New Brunswick and the Enbridge Income Fund to optimize the effectiveness of these vehicles for future growth and expansion;
•
secured the Greenwich wind project and Neal Hot Springs geothermal project; and
•
provided financial oversight on numerous transactions and projects including the Atlas Elk City acquisition, the Husky Sunrise agreement negotiation and the Suncor Wood Buffalo pipeline project.

Mr. Bird's combined 2010 short-term incentive award was $362,000.

Longer-term incentives

Mr. Bird was awarded 40,000 incentive stock options and 24,500 performance stock units in early 2010. The performance stock unit grant included a discretionary top-up of performance stock units so that his total direct compensation was positioned at the top quartile of the market. The top-up was intended to reward outstanding company performance in recent years, as demonstrated by sustained top quartile EPS growth and total shareholder return on the TSX60 and the TSX Composite indices. The additional performance stock units were granted before the Marshall incident.

56      ENBRIDGE INC.

Stephen J. Wuori

President, Liquids Pipelines

Total direct compensation

	2010			2009	2008

	$	%		$	$

Cash

Base salary	580,500	2.4%		567,000	559,000
Short-term incentive	343,000	(36.5%	)	540,000	520,000
	$923,500	(16.6%	)	$1,107,000	$1,079,000
Equity

Performance stock units	1,157,135	198.9%		387,100	348,930
Stock options	372,400	(7.8%	)	403,800	372,000
	$1,529,535	93.4%		$790,900	$720,930

Base salary

On April 1, 2010, Mr. Wuori's base salary was increased by 3.2% to maintain competitiveness with our peers.

Short-term incentive

Mr. Wuori's short term incentive is based mostly on company performance (70%), measured in 2010 by adjusted ROE. Corporate performance on this measure was determined to be 1.13 out of 2.0 (see page 51).

The performance of the Liquids Pipelines business unit accounts for 15% of Mr. Wuori's short-term incentive award calculation. Financial performance, measured by earnings relative to the approved 2010 budget, was above target for this business unit, as was employee satisfaction and development (measured by turnover and development indicators). The oil spill in Marshall, Michigan affected the environment, system integrity and customer performance measures for this business unit.

The overall business unit multiplier for Liquids Pipelines was 1.3 out of 2.0

The remaining 15% of Mr. Wuori's short term incentive award is based on an individual performance multiplier of 1.25 out of 2.0.

In 2010, Mr. Wuori:

•
negotiated the incentive tolling agreement on attractive terms and advanced the goal of achieving a 10 year competitive toll settlement;
•
successfully negotiated long-term commercial pipeline and facility agreements for key expansion projects, including the Wood Buffalo (Suncor), Norealis (Sunrise), Waupisoo and Athabasca Pipeline expansions. The regulatory application for Northern Gateway was also filed in 2010;
•
achieved zero fatalities and zero major injuries and continued to reinforce a strong safety culture in the Liquids Pipelines business unit; and
•
provided leadership in the response to the political, legal, public relations, community, operational and customer impacts of the Marshall and Romeoville incidents.

The President & Chief Executive Officer acknowledged Mr. Wuori's strong individual performance in 2010, but his individual performance multiplier was reduced to 1.25 out of 2.0 to acknowledge the impact of the Marshall incident. Mr. Wuori's combined 2010 short-term incentive award was $343,000.

Longer-term incentives

Mr. Wuori was awarded 40,000 incentive stock options and 24,500 performance stock units in early 2010. The performance stock unit grant included a discretionary top-up of performance stock units so that his total direct compensation was positioned at the top quartile of the market. The top-up was intended to reward outstanding company performance in recent years, as demonstrated by sustained top quartile EPS growth and total shareholder return on the TSX60 and the TSX Composite indices. The additional performance stock units were granted before the Marshall incident.

2011 Management information circular      57

Stephen J.J. Letwin

Executive Vice President, Gas Transportation & International

Total direct compensation

	2010			2009	2008

	$	%		$	$

Cash

Base salary	455,902	(23.2%	)	593,840	546,325
Short-term incentive	259,736	(57.1%	)	605,260	643,985
	$715,638	(40.3%	)	$1,199,100	$1,190,310
Equity

Performance stock units	1,081,546	181.2%		384,524	346,290
Stock options	409,429	(18.9%	)	516,805	354,787
	$1,500,753	66.5%		$901,329	$701,077

Base salary

On April 1, 2010, Mr. Letwin's base salary was increased by 3.1% to maintain competitiveness with our peers.

Short-term incentive

Mr. Letwin's short term incentive is based mostly on company performance (70%), measured in 2010 by adjusted ROE. Corporate performance on this measure was determined to be 1.13 out of 2.0 (see page 51).

In 2010 (until his retirement on November 1st), Mr. Letwin was responsible for the Gas Transportation (now called Gas Pipelines), Gas Distribution and International business units, along with selected investments. Overall business unit performance, which accounted for 15% of Mr. Letwin's short-term incentive award, was based on earnings relative to the approved 2010 budget. Actual earnings performance was on target, resulting in a business unit multiplier of 1.0 out of 2.0 for Mr. Letwin.

The remaining 15% of Mr. Letwin's short-term incentive award was based on an individual performance multiplier of 1.25 out of 2.0.

In 2010, Mr. Letwin:

•
built an inter-connect to the Prairie Rose pipeline, giving gas producers a way to get their product to the Chicago market;
•
expanded our upstream Alliance infrastructure by building a connection to the Septimus gas plant near Fort Saint John in northeastern British Columbia;
•
secured the Elk City gathering and processing assets; and
•
secured the Bigfoot, Jack and St. Malo projects, expanding our transportation system in the Gulf of Mexico.

Mr. Letwin's combined 2010 short-term incentive award was $259,736. Because he retired on November 1, Mr. Letwin received a pro-rated short term incentive award.

Longer-term incentives

Mr. Letwin was awarded 33,000 incentive stock options and 23,000 performance stock units in early 2010. The performance stock unit grant included a discretionary top-up of performance stock units so that his total direct compensation was positioned at the top quartile of the market. The top-up was intended to reward outstanding company performance in recent years, as demonstrated by sustained top quartile EPS growth and total shareholder return on the TSX60 and the TSX Composite indices. The additional performance stock units were granted before the Marshall incident.

58      ENBRIDGE INC.

Al Monaco

President, Gas Pipelines, Green Energy & International

Total direct compensation

	2010			2009	2008

	$	%		$	$

Cash

Base salary	487,500	11.4%		437,500	391,666
Short-term incentive	344,000	(31.2%	)	500,000	385,000
	$831,500	(11.3%	)	$937,500	$776,666
Equity

Performance stock units	1,157,135	273.7%		309,680	271,390
Stock options	372,400	10.7%		336,500	1,441,500
	$1,529,535	136.7%		$646,180	1,712,890

Base salary

Mr. Monaco was appointed to the executive team on January 8, 2008. Since that time, Mr. Monaco has received higher than average base salary increases to align his pay to the median of the market for his role. On April 1, 2010, Mr. Monaco's base salary was increased 11.1% to $500,000.

Short-term incentive

Until September 30, 2010, Mr. Monaco led the Major Projects business unit. The relative weighting of Mr. Monaco's corporate, business unit and individual performance was unique, with a higher business unit weighting because of the importance of successful execution of our capital program to the company's future. On October 1, 2010, Mr. Monaco was appointed to his current role. His 2010 short term incentive award takes into consideration performance in both roles on a pro-rata basis.

A portion of Mr. Monaco's short term incentive award in both roles is based on company performance, measured in 2010 by adjusted ROE. Corporate performance on this measure was determined to be 1.13 out of 2.0 (see page 51).

Key 2010 accomplishments include:

Major Projects

•
very favourable cost and schedule performance, particularly evidenced by the Alberta Clipper and Southern Lights projects;
•
very favourable safety performance (there were no material environmental non-compliances);
•
a number of successful business development initiatives supported by Major Projects;
•
the implementation of quality management plans to establish key checkpoints and performance expectations at stage gates throughout the construction process for each major project;

Gas Pipelines

•
strong financial and compliance indicators, offset by lower than targeted safety performance and an employee death at the Bryans Mill plant;

Green Energy

•
securing two new large wind projects ($800 million), along with two smaller solar projects, the Sarnia Solar expansion and the completion of the Talbot wind projects; and

International

•
the assessment of several international opportunities in 2010.

The combined business unit performance multiplier for Mr. Monaco was 1.52 out of 2.0 and his individual performance multiplier was 1.75 out of 2.0. Mr. Monaco's combined 2010 short-term incentive was $344,000.

Longer-term incentives

Mr. Monaco was awarded 40,000 incentive stock options and 24,500 performance stock units in early 2010. The performance stock unit grant included a discretionary top-up of performance stock units so that his total direct compensation was positioned at the top quartile of the market. The top-up was intended to reward outstanding company performance in recent years, as demonstrated by sustained top quartile EPS growth and total shareholder return on the TSX60 and the TSX Composite indices. The additional performance stock units were granted before the Marshall incident.

2011 Management information circular      59

David T. Robottom

Executive Vice President & Chief Legal Officer

Total direct compensation

	2010			2009	2008

	$	%		$	$

Cash

Base salary	414,500	5.7%		392,000	386,500
Short-term incentive	276,000	(26.4%	)	375,000	370,000
	$690,500	(10.0%	)	$767,000	$756,500
Equity

Performance stock units[1]	793,464	279.6%		209,034	209,358
Stock options[2]	265,335	12.6%		235,550	217,000
	$1,058,799	138.2%		$444,584	$426,358

Base salary

On April 1, 2010, Mr. Robottom's base salary was increased by 7.7% to reflect his increased responsibilities following the retirement of an executive team member. Mr. Robottom is responsible for public affairs, information technology and the enterprise-wide legal function.

Short-term incentive

Mr. Robottom's short-term incentive is based mostly on company performance (70%), measured in 2010 by adjusted ROE. Corporate performance on this measure was determined to be 1.13 out of 2.0 (see page 51).

In 2010, we introduced two business unit performance metrics for corporate employees: cost containment and combined non-financial business unit performance. These measures are weighted equally and are intended to reinforce accountability for managing controllable costs and for aligning corporate employees with the performance and operations of the business units. Business unit performance in 2010 was 1.64 out of 2.0, accounting for 15% of Mr. Robottom's 2010 short term incentive award.

The remaining 15% of Mr. Robottom's short term incentive award was based on an individual performance multiplier of 1.8 out of 2.0.

In 2010, Mr. Robottom:

•
launched a new records management program under an enterprise-wide, multi-year plan;
•
advanced the compliance function, including successfully completing an enterprise-wide electronic statement on business conduct compliance certification process;
•
expanded our educational programs to heighten awareness of important compliance and legal issues; and
•
provided leadership and legal guidance for the Marshall and Romeoville incidents, including counsel related to the congressional hearings.

Mr. Robottom's combined 2010 short-term incentive award was $276,000.

Longer-term incentives

Mr. Robottom was awarded 28,500 incentive stock options and 16,800 performance stock units in early 2010. The performance stock unit grant included a discretionary top-up of performance stock units so his total direct compensation was positioned at the top quartile of the market. The top-up was intended to reward outstanding company performance in recent years, as demonstrated by sustained top quartile EPS growth and total shareholder return on the TSX60 and the TSX Composite indices. The additional performance stock units were granted before the Marshall incident.

60      ENBRIDGE INC.

Executive compensation and shareholder return

The chart below shows what $100 invested in Enbridge shares on December 31, 2005 would have been worth at the end of each of the last five years and compares that to the performance of the S&P/TSX Composite Index. It also shows total compensation reported for the named executives each year.

Executive compensation has increased at pace with the increase in our share price. Total compensation for the named executives has increased 62% over the five years, compared to an 83% increase in cumulative return to shareholders.

We grant performance stock options approximately every five years. The award in 2007 increased total compensation significantly because we included the full grant date fair value of the stock options in the year's compensation.

Total return vs. total compensation

As at December 31	2006 ($)	2007 ($)	2008 ($)	2009 ($)	2010 ($)

Enbridge Total Return	$114	$117	$120	$153	$183

S&P/TSX Composite Total Return Index	$117	$129	$86	$117	$137

Total compensation of named executives ($MM)[1]	$14.4	$16.5	$16.0	$14.1	$18.1

1
Includes total compensation disclosed in previous management information circulars for the named executive officers in those years. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension service cost and all other compensation.

2011 Management information circular      61

2010 RESULTS

Summary compensation table

The table below shows the total we and our subsidiaries paid and granted to the named executives for the years ended December 31, 2010, 2009 and 2008.

Executive and principal position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2] ($)	Non-equity (annual incentive plan) ($)	Sub-total (without pension) ($)	Pension value[3] ($)	All other compensation[4] ($)	Total compensation ($)

Patrick D. Daniel[5]	2010	1,231,500	3,117,180	1,322,020	1,290,000	6,960,700	949,000	146,156	8,055,856
President & Chief	2009	1,200,000	1,354,850	1,426,760	2,133,000	6,114,610	(244,000)	151,320	6,021,930
Executive Officer	2008	1,181,250	1,163,100	1,314,400	2,000,000	5,658,750	650,000	166,760	6,475,510

J. Richard Bird	2010	555,000	1,157,135	372,400	362,000	2,446,535	192,000	64,776	2,703,311
Executive Vice President,	2009	540,000	387,100	403,800	600,000	1,930,900	27,000	63,740	2,021,640
Chief Financial Officer &	2008	532,500	348,930	372,000	600,000	1,853,430	321,000	61,121	2,235,551
Corporate Development

Stephen J. Wuori	2010	578,223	1,157,135	372,400	343,000	2,453,035	134,000	68,598	2,655,633
President, Liquids Pipelines	2009	567,000	387,100	403,800	540,000	1,897,900	(53,000)	68,039	1,912,939
	2008	559,000	348,930	372,000	520,000	1,799,930	229,000	66,774	2,095,704

Stephen J.J. Letwin[6]	2010	449,550	1,081,546	419,207	259,736	2,206,613	197,925	182,958	2,587,496
Executive Vice President,	2009	593,840	384,524	516,805	605,260	2,100,429	114,080	130,833	2,345,343
Gas Transportation &	2008	546,325	346,290	354,787	643,985	1,891,387	278,226	99,444	2,269,057
International

Al Monaco[7]	2010	487,500	1,157,135	372,400	344,000	2,361,035	238,000	49,944	2,648,979
President, Gas Pipelines,	2009	437,500	309,680	336,500	500,000	1,583,680	202,000	45,625	1,831,655
Green Energy & International	2008	391,666	271,390	1,441,500	385,000	2,489,556	351,000	41,155	2,881,711

David T. Robottom	2010	414,500	793,464	265,335	276,000	1,749,299	269,000	43,807	2,062,105
Executive Vice President &	2009	392,000	209,034	235,550	375,000	1,211,584	192,000	43,075	1,446,659
Chief Legal Officer	2008	386,500	209,358	217,000	370,000	1,182,858	250,000	46,903	1,479,761

1
Performance stock unit plan (see page 47).
Performance stock units granted × unit value, using the following unit values:

Year	CA$	US$	Exchange rate US$1=$CA

2010	47.23	44.93	1.0466
2009	38.71	31.40	1.2246
2008	38.77	38.94	0.9881

  The unit value is the volume weighted average of an Enbridge share on the TSX or the NYSE for the last 20 trading days before the grant date. It takes into account the notional dividends that are reinvested during the performance period. For compensation reporting, we use the grant date fair value. This is different from the accounting value, which is based on a mark-to-market valuation of an Enbridge share at the end of each financial quarter, including notional dividends accrued. We determined the value of Mr. Letwin's grants on the NYSE in US$ and converted to CA$ using the exchange rates in the table.

2
Performance stock option plan (see page 48)
Performance stock options granted × stock option value, using the following stock option values:

	2008

Assumptions	Grant date fair value	Accounting value

Expected option term in years	5.5	8
Expected volatility	18.1%	13.6%

Expected dividend yield	3.3%	3.32%
Risk free interest rate	2.8%	3.75%

Exercise price	$40.42	$40.42
Performance discount	16%	–
Performance option value	$4.65	$4.82

  We use the Black-Scholes method to determine the performance stock option value and discount it, using a Monte Carlo simulation to reflect the Enbridge share price targets that must be met for the performance stock options to vest. For compensation reporting, we use the grant date fair value, which is different from the accounting value. We granted all performance stock options in CA$.

62      ENBRIDGE INC.

	2010		2010		2009		2008

Assumptions	Grant date fair value		Grant date accounting value		Grant date fair value and accounting value		Grant date fair value and accounting value

	US$	CA$	US$	CA$	US$	CA$	US$	CA$
Expected option term in years	6	6	6	6	6	6	6	6

Expected volatility	34.1%	26.6%	22.6%	19.1%	33.0%	26.8%	19.9%	18.1%
Expected dividend yield	3.64%	3.64%	3.64%	3.64%	3.87%	3.88%	3.41%	3.32%

Risk free interest rate	2.92%	2.65%	2.92%	2.65%	2.31%	2.22%	3.08%	3.61%
Exercise price	$43.93	$46.59	$43.93	$46.59	$31.59	$39.61	$40.33	$40.42

Regular option value	11.90	9.31	8.00	6.56	$6.86	$6.73	$5.82	$6.20

  Stock option plans (see page 48)
  In 2010, the grant date fair value is different from the accounting value. The HRC Committee chose to continue to use two year historical volatility assumptions for the grant date fair value. The grant date accounting value uses six year historical volatility and six month forward implied volatility. We determined the value of Mr. Letwin's grants on the NYSE in US$ and converted to CA$ using the following exchange rates:
  2010: US$1 = CA$1.0426
  2009: US$1 = CA$1.2556
  2008: US$1 = CA$1.016

3
Retirement benefits (see page 50)
The pension values are equal to the compensatory change shown in the defined benefit plan and defined contribution plan tables.
4
Other benefits (see page 50)
Amounts in this column include the annual perquisite allowance, excess flexible benefit credits paid to the executive, the taxable benefit from loans by Enbridge (made before Sarbanes-Oxley was enacted), parking, relocation subsidies, financial counseling benefits and other incidental compensation.
Perquisite allowance for 2010
• Patrick D. Daniel – $49,500	• Stephen J.J. Letwin – US$29,167
• J. Richard Bird – $35,000	• Al Monaco – $30,000
• Stephen J. Wuori – $35,000	• David T. Robottom – $30,000
5
Mr. Daniel's other compensation includes an air travel benefit. In 2010 that benefit was $27,256, in 2009 it was $32,466 and in 2008 it was $50,498.
6
Mr. Letwin was located in the US. We converted his base salary and other compensation to CA$ using the following average exchange rates:
2010: US$1 = CA$1.0299
2009: US$1 = CA$1.1420
2008: US$1 = CA$1.066
7
Mr. Monaco's role changed to President, Gas Pipelines, Green Energy & International effective October 1, 2010. He was Executive Vice President, Major Projects before that.

2011 Management information circular      63

Incentive plan awards

Outstanding option-based and share-based awards as of December 31, 2010

	Option-based awards						Share-based awards

Executive	Option grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date		Value of unexercised in-the- money options[1,2] ($)	Units grant date	Number of units that have not vested (#)	Unit maturity date	Market or payout value of units not vested[3,4] ($)

					Vested	Unvested
Patrick D. Daniel	16-Feb-10	142,000	46.59	16-Feb-20	–	1,374,560	1-Jan-10	68,258	31-Dec-12	2,400,550
	25-Feb-09	212,000	39.61	25-Feb-19	882,980	2,648,940	1-Jan-09	37,545	31-Dec-11	1,320,394
	19-Feb-08	212,000	40.42	19-Feb-18	1,680,100	1,680,100
	15-Aug-07	1,000,000	36.57	15-Aug-15	11,820,000	7,880,000
	09-Feb-07	149,000	38.26	09-Feb-17	2,012,618	670,873
	13-Feb-06	179,100	36.47	13-Feb-16	3,546,180	–
	03-Feb-05	166,845	31.68	03-Feb-15	4,102,719	–
	04-Feb-04	127,912	25.72	04-Feb-14	3,907,712	–
	06-Feb-03	140,400	20.83	06-Feb-13	4,976,478	–
	05-Feb-02	120,000	21.85	05-Feb-12	4,130,400	–
	21-Feb-01	114,765	19.10	21-Feb-11	4,265,815	–

J. Richard Bird	16-Feb-10	40,000	46.59	16-Feb-20	–	387,200	1-Jan-10	25,338	31-Dec-12	891,113
	25-Feb-09	60,000	39.61	25-Feb-19	249,900	749,700	1-Jan-09	10,727	31-Dec-11	377,255
	19-Feb-08	60,000	40.42	19-Feb-18	475,500	475,500
	15-Aug-07	330,000	36.57	15-Aug-15	3,900,600	2,600,400
	09-Feb-07	45,000	38.26	09-Feb-17	607,838	202,613
	13-Feb-06	48,300	36.47	13-Feb-16	956,340	–
	03-Feb-05	41,400	31.68	03-Feb-15	1,018,026	–
	04-Feb-04	33,400	25.72	04-Feb-14	1,020,370	–
	06-Feb-03	40,000	20.83	06-Feb-13	1,417,800	–

Stephen J. Wuori	16-Feb-10	40,000	46.59	16-Feb-20	–	387,200	1-Jan-10	25,338	31-Dec-12	891,113
	25-Feb-09	60,000	39.61	25-Feb-19	249,900	749,700	1-Jan-09	10,727	31-Dec-11	377,255
	19-Feb-08	60,000	40.42	19-Feb-18	475,500	475,500
	15-Aug-07	330,000	36.57	15-Aug-15	3,900,600	2,600,400
	09-Feb-07	45,000	38.26	09-Feb-17	607,838	202,613
	13-Feb-06	48,300	36.47	13-Feb-16	956,340	–
	03-Feb-05	45,800	31.68	03-Feb-15	1,126,222	–
	04-Feb-04	39,000	25.72	04-Feb-14	1,191,450	–
	06-Feb-03	80,000	20.83	06-Feb-13	2,835,600	–
	05-Feb-02	80,000	21.85	05-Feb-12	2,753,600	–

Stephen J.J.	16-Feb-10	33,000	43.93	01-Nov-13	–	409,288	1-Jan-10	23,800	31-Dec-12	834,404
Letwin[5]	25-Feb-09	45,000	31.59	01-Nov-13	–	1,110,421	1-Jan-09	10,728	31-Dec-11	376,106
	19-Feb-08	30,000	40.33	01-Nov-13	–	479,497
	09-Feb-07	11,250	38.26	01-Nov-13	–	202,613

Al Monaco	16-Feb-10	40,000	46.59	16-Feb-20	–	387,200	1-Jan-10	25,338	31-Dec-12	891,113
	25-Feb-09	50,000	39.61	25-Feb-19	208,250	624,750	1-Jan-09	8,582	31-Dec-11	301,804
	19-Feb-08	45,000	40.42	19-Feb-18	356,625	356,625
	19-Feb-08	250,000	40.42	15-Aug-15	1,585,000	2,377,500
	09-Feb-07	14,200	38.26	09-Feb-17	191,807	63,936
	13-Feb-06	16,300	36.47	13-Feb-16	322,740	–
	03-Feb-05	18,800	31.68	03-Feb-15	462,292	–
	04-Feb-04	27,400	25.72	04-Feb-14	837,070	–
	06-Feb-03	24,000	20.83	06-Feb-13	850,680	–
	05-Feb-02	12,000	21.85	05-Feb-12	413,040	–
	21-Feb-01	12,000	19.10	21-Feb-11	446,040	–

David T. Robottom	16-Feb-10	28,500	46.59	16-Feb-20	–	275,880	1-Jan-10	17,375	31-Dec-12	611,049
	25-Feb-09	35,000	39.61	25-Feb-19	145,775	437,325	1-Jan-09	5,793	31-Dec-11	203,718
	19-Feb-08	35,000	40.42	19-Feb-18	277,375	277,375
	15-Aug-07	150,000	36.57	15-Aug-15	1,536,600	1,418,400
	09-Feb-07	16,750	38.26	09-Feb-17	189,105	112,563
	01-Jun-06	28,400	34.55	01-Jun-16	616,848	–

1
Calculated using the Enbridge share price on December 31, 2010: CA$56.27 or US$56.40.
2
Incentive stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions. See page 48 for details.
3
We calculated the market value of performance stock units that have not vested using the formula on page 48 and the Enbridge share price on December 31, 2010: CA$56.27 or US$56.40.
4
We have assumed a threshold performance multiplier of 0.625, based on meeting the minimum EPS threshold (50%) and a relative P/E ratio ranking of at least the 50th percentile. See page 47 for details.
5
We valued Mr. Letwin's stock options and performance stock units in US$ and converted to CA$ using the exchange rate on December 31, 2010: US$1 = CA$0.9946.

64      ENBRIDGE INC.

Value vested or earned in 2010

Executive	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year[1] ($)	Non-equity incentive plan compensation – value earned during the year[2] ($)

Patrick D. Daniel	12,166,190	3,713,744	1,290,000

J. Richard Bird	3,945,120	1,114,124	362,000

Stephen J. Wuori	3,945,120	1,114,124	343,000

Stephen J.J. Letwin[3,4]	4,244,759	1,041,301	259,736

Al Monaco	1,624,774	866,541	344,000

David T. Robottom	2,226,466	668,473	276,000

1
The performance stock units granted in 2008 matured on December 31, 2010. See page 54 for details.
2
Based on corporate and business unit performance at an "exceeds" rating and varying individual performance. See page 51 for details.
3
We converted Mr. Letwin's short-term incentive award of US$ to CA$ using an exchange rate of US$1= CA$1.0307.
4
We converted Mr. Letwin's share-based awards value vested of US$1,046,955 to CA$ using an exchange rate of US$1= CA$0.9946.

The value of the option-based awards is based on the following:

	Grant price		2010 vesting date	Market price on 2010 vesting date		Exchange rate

Grant date	CA$	US$		CA$	US$	(US$1=CA$)

25-Feb-2009	$39.61	$31.59	25-Feb-2010	$46.73	$44.07	1.0675

19-Feb-2008	$40.42	$40.33	19-Feb-2010	$46.37	$44.51	1.0420

15-Aug-2007	$36.57	–	01-Nov-2010	$56.25	–	–

15-Aug-2007	$36.57	–	10-Sep-2010	$52.50	–	–

09-Feb-2007	$38.26	–	09-Feb-2010	$46.98	–	–

13-Feb-2006	$36.47	–	13-Feb-2010	$46.87	–	–

Enbridge shares used for purposes of equity compensation

We currently grant stock options under our stock options plans, which were approved by shareholders in 2007:

•
the incentive stock option plan (2007); and
•
the performance stock option plan (2007).

Before these plans were approved, we issued incentive stock options and performance stocks options under our legacy incentive stock option plan (2002) (legacy stock option plan). While we no longer grant options under this plan, there are still some options outstanding.

Enbridge shares reserved for equity compensation as of December 31, 2010

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (#) (c)

Stock option plans	9,495,075	40.70	7,004,925

Legacy stock option plan	5,382,347	29.63	–

Plan restrictions

Enbridge shares we can reserve for issue under all stock option plans
16,500,000 in total, or 4.27% of our total issued and outstanding Enbridge shares as of March 2, 2011
•  for an employee – no more than 5% of the total Enbridge shares issued and outstanding; and
• for an executive or other insider – no more than 10% of the total Enbridge shares issued and outstanding.

2011 Management information circular      65

Enbridge shares that can be issued in a one-year period	• For an insider or his or her associate – no more than 5% of the total Enbridge shares issued and outstanding
• for insiders as a group – no more than 10% of the total Enbridge shares issued and outstanding.

The number of Enbridge shares that can be issued as incentive stock options (within the meaning of the US Internal Revenue Code) to designated employees of our US subsidiaries
Up to 2,000,000 Enbridge shares can be issued to these employees under each stock option plan unless, at the time of the grant:
•  the employee owns Enbridge shares that give him or her more than 10% of the total combined voting power of all classes of shares in his or her employer or of its parent or subsidiary, unless the grant price is at least 110% of the fair market value of the shares and the options are to be exercised within five years of the grant date; or
• the employee has options that can be exercised in a single calendar year for Enbridge shares that have a total fair market value of more than US$100,000 (or the amount set out in the US Internal Revenue Code).

Options the Chief Executive Officer can grant to new executives when they join the company	Up to 2% of the total Enbridge shares outstanding at the time of the grant (undiluted) or the amount stated in the policies of the HRC Committee (whichever is less).

Termination provisions

The termination provisions for the stock option plans are summarized below. Performance stock options have the same termination provisions as incentive stock options except:

•
for retirement, the entire grant of options is pro-rated;
•
for death, unvested options are pro-rated and the plan assumes performance requirements have been met;
•
for involuntary termination (not for cause), unvested options are pro-rated; and
•
for change of control, the plan assumes the performance requirements have been met.

We pro-rate based on active employment during the vesting period (any notice period for an involuntary not for cause termination is included as active employment) and we treat the pro-rated options as time vested.

Reason for termination	Provision

Resignation	Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

Retirement	Options continue to vest. Vested options can be exercised up to three years from retirement or until the stock option term expires (whichever is sooner).

Death	All options vest and can be exercised up to 12 months from the date of death or until the option term expires (whichever is sooner).

Disability	Stock option plans: Options continue to vest based on the regular provisions of the plan.
Legacy stock option plan: Options continue to vest. Vested options can be exercised up to three years from the date of disability or until the option term expires (whichever is sooner).

Termination – involuntary, not for cause	Stock option plans: Unvested options continue to vest and vested options can be exercised up to 30 days after the notice period expires or until the option term expires (whichever is sooner).
Legacy stock option plan: Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

– involuntary, for cause	Stock option plans: All options are cancelled on the date of termination.
Legacy stock option plan: Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

– change of control or reorganization	Stock option plans: For a change of control, options vest on a date determined by the HRC Committee before the change of control. For any other kind of reorganization, options are to be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.
Legacy stock option plan: Options will be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Copies of our stock option plans are available on SEDAR (www.sedar.com).

66      ENBRIDGE INC.

Retirement plan benefits

Defined Benefit Plans

The following table outlines estimated annual retirement benefits, accrued pension obligations and compensatory and non-compensatory changes for the executives under the defined benefit pension plans. All information is based on the assumptions and methods used for purposes of reporting financial statements.

	Number of years of	Annual benefits payable ($)		Accrued obligation		Non-	Accrued obligation
	credited service	At year end	At age 65	at start of year ($)	Compensatory change[1] ($)	compensatory change[2] ($)	at year end ($)

Patrick D. Daniel[3]	34.75	1,398,000	1,437,000	14,611,000	949,000	2,889,000	18,449,000

J. Richard Bird[4]	15.92	360,000	387,000	3,728,000	192,000	776,000	4,696,000

Stephen J. Wuori	30.56	446,000	607,000	4,715,000	134,000	1,179,000	6,028,000

Stephen J.J. Letwin[5]	17.58	221,796	n/a	2,380,078	197,925	1,176,612	3,754,615

Al Monaco[6]	12.08	155,000	338,000	1,269,000	238,000	392,000	1,899,000

David T. Robottom[7]	4.58	106,000	260,000	832,000	269,000	243,000	1,344,000

1
The compensatory change includes current service cost, special arrangements and the difference between actual and estimated earnings.
2
The non-compensatory change includes interest on the accrued obligation at the start of the year, changes in actuarial assumptions, change in the exchange rate and other experience gains and losses.
3
Mr. Daniel accrued two years of credited service for each year of service between 2001 and 2006. We also granted an additional 13 months of credited service with a company formerly associated with Enbridge, in accordance with the formula in effect before January 1, 2000. In total, Mr. Daniel was credited 7.08 additional years of service.
4
Mr. Bird's retirement benefit is calculated using a 2% accrual rate from his date of employment until December 31, 1999 and 3.26% for each year of credited service from January 1, 2000 until March 31, 2009. The higher accrual rate is equivalent to approximately 7.1 years of credited service.
5
Mr. Letwin retired from Enbridge on November 1, 2010. The number of years of credited service shown is as at November 1, 2010 and includes six additional years granted on his date of employment, in accordance with the formula in effect before January 1, 2000. The annual benefit payable at year end is as at November 1, 2010.
6
Mr. Monaco participated in the defined benefit pension plan for 1.08 years from his date of employment and in the defined contribution pension plan for the years 1997 to 1999. Mr. Monaco's retirement benefit is calculated using a 2.5% accrual rate for each year of credited service between 2008 and 2013. The higher accrual rate is equivalent to approximately 0.75 years of credited service as of December 31, 2010. Mr. Monaco is not eligible for bonus consideration in the retirement benefit calculation for credited service prior to January 1, 2000.
7
Mr. Robottom's retirement benefit is calculated using a 4.0% accrual rate for each year of credited service from his date of employment. The higher accrual rate is equivalent to approximately 4.58 years of credited service as of December 31, 2010.

Defined Contribution Plan

Mr. Monaco participated in the defined contribution plan from 1997 to 1999 inclusive. None of the named executives are currently participating in the defined contribution pension plan and we have not made contributions to the defined contribution pension plan on behalf of the named executives since 1999.

The values shown below reflect the current year end market value of assets for the prior participation in the defined contribution pension plan.

	Accumulated value at the start of the year ($)	Compensatory change[1] ($)	Non- compensatory change[2] ($)	Accumulated value at the end of the year ($)

Al Monaco	34,454	–	4,708	39,162

1
The compensatory change is equal to contributions made by the company during 2010.
2
The non-compensatory change is equal to investment earnings during 2010.

You can find more information about the pension plans starting on page 50.

2011 Management information circular      67

Termination of employment and change of control arrangements

We have an employment agreement in place for each named executive. The terms in the agreements are competitive and part of a comprehensive compensation package that helps us attract and retain top executive talent.

The agreements generally provide benefits for the executives in three situations:

•
involuntary termination for any reason (other than for cause);
•
voluntary termination within 60 days (150 days in the case of Messrs. Monaco and Robottom) after constructive dismissal, as defined in each agreement; and
•
voluntary termination within 60 days of the first anniversary of a change of control, as defined in the agreements.

Messrs. Monaco and Robottom's employment agreements do not include a single trigger voluntary termination right following a change of control because in 2007 we made it a policy not to include single trigger voluntary termination rights in favour of an executive. The agreements with the other executives were signed before we introduced this policy.

The table below lists the additional compensation that would be paid to the named executives if any of them were terminated.

Type of termination	Base salary	Short-term incentive	Longer-term incentives	Benefits	Pension

Resignation	None	Payable in full if executive has worked the entire calendar year. Otherwise none.
•  Performance stock options are prorated to resignation date.
•  Vested stock options must be exercised within 30 days of resignation or by the end of the original term (whichever is sooner).
•  Unvested stock options are cancelled.
			• Performance stock units are forfeited.	None	No longer earns credited service.

Retirement	None	Current year's incentive is prorated based on retirement date.
•  Performance stock options are prorated to retirement date.
•  Stock options continue to vest and can be exercised for three years after the retirement date or until the end of the original term (whichever is sooner).
			• Performance stock units are prorated to retirement date.	Post-retirement benefits begin.	No longer earns credited service.

Termination (involuntary, not for cause) Termination (constructive dismissal) Termination (change of control)	Base salary is paid out in a lump sum: • three years for chief executive officer; and • two years for other executives;
Two times (three times for the chief executive officer) the average of short-term incentive awards received in the past two years.

 plus

The current year's short-term incentive, prorated based on service before employment was terminated.
•  Vested stock options can be exercised according to stock option terms.[1]
•  Unvested stock options are paid in cash.
•  Performance stock units are prorated to date of termination and the value is assessed and paid at the end of the term.
----------------------------------------

•  All stock options vest.
			• All performance stock units mature and value is assessed and paid based on performance measures achieved to that time.	The value is paid out in a lump sum: • three years for chief executive officer; and • two years for other executives.	Additional years of pension accrual are added to the final pension calculation: • three years for chief executive officer; and • two years for other executives.

1
Valued assuming all performance measures have been met.

68      ENBRIDGE INC.

The table below shows the additional amounts that would have been paid if the named executive had been terminated on December 31, 2010, whether the termination was involuntary (without cause), constructive dismissal or termination following a change of control. Mr. Letwin retired November 1, 2010, so these provisions are not applicable to him.

	Base salary[1] ($)	Short-term incentive ($)	Longer-term incentive[2] ($)	Benefits ($)	Pension[3] ($)	Total payout ($)

Patrick D. Daniel	$3,726,000	$6,199,500	$23,184,736	$363,158	$3,904,000	$37,377,394

J. Richard Bird	$1,120,000	$1,200,000	$7,459,497	$137,940	$910,000	$10,827,437

Stephen J. J. Wuori	$1,170,000	$1,060,000	$7,459,497	$140,755	$794,000	$10,624,252

Al Monaco	$1,000,000	$885,000	$6,673,012	$121,184	$929,000	$9,608,196

David T. Robottom	$844,000	$745,000	$4,476,983	$110,773	$1,047,000	$7,223,756

1
Total for the severance period (three years for the Chief Executive Officer, two years for the other executives).
2
In-the-money value of unvested incentive stock options and performance stock options as of December 31, 2010. Includes the value of outstanding performance stock units as of December 31, 2010 as though the grants had vested, EPS targets are met and P/E performance is top quartile relative to peers.
3
Value of additional service under Enbridge's defined benefit and supplemental benefit pension plans over the severance period.

The table below shows the additional longer-term incentive amounts that would have been paid if the named executive had resigned or retired on December 31, 2010. These amounts include accelerated vesting of performance stock options only. No other benefits apply. For the executives who are eligible for retirement (Messrs. Daniel, Bird and Robottom), resignation is considered retirement.

Retirement or resignation

Patrick D. Daniel	$11,361,000

J. Richard Bird	$3,463,000

Stephen J.J. Wuori	$0

Al Monaco	$0

David T. Robottom	$2,082,000

4.        Loans to directors and senior officers

No current or former directors or officers of Enbridge or any of our subsidiaries, or their associates, had any loans with Enbridge or any of our subsidiaries at any time in 2010, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

This routine indebtedness consists solely of loans for relocating to another business location or incentive loans offered to new hires. We offered these types of loans to some officers in the past.

We have not granted, renewed or extended any loans to our directors and officers since Sarbanes-Oxley was enacted on July 29, 2002.

5.        Directors and officers liability insurance

We have liability insurance for our directors and officers and those of our subsidiaries, to protect them against liabilities they may incur in their capacity as directors and officers. We maintained coverage of US$200 million in 2010 and paid premiums of US$1,770,000. There is a deductible of US$1 million for each claim that we grant indemnification for.

We review this coverage every year and compare it to the level of directors' and officers' liability coverage at other energy companies. The Canada Business Corporations Act also contains provisions regarding directors' and officers' liability coverage.

2011 Management information circular      69

Appendix A

SHAREHOLDER RIGHTS PLAN SUMMARY

Background

Our shareholder rights plan (rights plan) is designed to encourage the fair treatment of shareholders if there is a takeover bid for control of Enbridge Inc. (Enbridge).

On the original adoption and continuation of the rights plan, the Board of Directors (Board) considered the legislative framework in Canada governing takeovers. Under provincial securities legislation, a takeover bid generally means an offer to buy the voting or equity shares of a corporation from the shareholders so the bidder (and certain related parties) will own 20% or more of the outstanding shares of the corporation when the transaction is complete.

Three concerns about takeover bids

Current legislation governing takeover bids in Canada raises three major concerns for shareholders:

Time

A takeover bid can expire 35 days after it is initiated. The Board believes this does not provide shareholders with enough time to make a careful and reasoned decision about the bid.

Pressure to tender

A shareholder who does not support a takeover bid may feel compelled to sell his or her shares to avoid holding illiquid shares or minority discounted shares, especially if the bidder is interested in only acquiring a portion of the outstanding shares to gain a controlling position in the corporation.

Unequal treatment

Although provincial securities legislation has addressed many concerns about shareholders receiving equal treatment in a takeover bid, it is still possible for one shareholder, or a small group of shareholders, to sell their shares under a private agreement at a premium not offered to other shareholders. It is also possible for someone to slowly acquire shares through a stock exchange and gain a controlling interest without paying fair value for the controlling position or sharing a controlling interest premium fairly among all shareholders.

Shareholder rights plans provide protection

A shareholder rights plan:

•
gives the board enough time to explore and develop alternatives to a takeover bid;
•
gives every shareholder an equal opportunity to participate;
•
encourages the bidder to either make a permitted bid (a bid that meets the board's standards for fairness) or to only proceed with the support of the board; and
•
gives shareholders the right to buy shares at a reduced price when there is a takeover bid that is not a permitted bid or a bid supported by the board (often called a hostile bid).

Our rights plan has a term of three years. It became effective on November 9, 1995 (effective date) and shareholders last ratified it in 2008.

If the rights plan is ratified, confirmed and approved by a majority of all votes cast in person or by proxy at our 2011 annual and special meeting of shareholders, it will remain in effect until the close of our 2014 annual meeting.

70      ENBRIDGE INC.

Summary of our rights plan

The summary below is qualified in its entirely by reference to the text of the 2008 rights plan agreement.

Permitted bids

A takeover bid is considered a permitted bid when it meets the Board's minimum standards for fairness. It must be:

•
made by way of a takeover bid circular;
•
offered to all shareholders; and
•
remain outstanding for at least 60 days.

No shares of Enbridge Inc. (Enbridge shares or our shares) can be taken up or paid for until the 60 days has expired. At that date, the Enbridge shares can only be taken up or paid for if more than 50% of the Enbridge shares held by independent shareholders (shareholders other than the bidder, its affiliates and persons acting jointly or in concert with certain other persons) have been tendered to the takeover bid and not withdrawn.

If more than 50% of the Enbridge shares held by independent shareholders are tendered within the 60 day period, the bidder must announce this and the takeover must remain open for another 10 business days (from the date of public announcement) to allow time for additional deposits of Enbridge shares.

A competing permitted bid can be made while a permitted bid is outstanding. The competing permitted bid must meet all of the requirements of a permitted bid, except that it can expire on the same day as the outstanding permitted bid, as long as the competing permitted bid has been outstanding for at least 35 days.

Flip-in events

Any acquisition of, or offer to acquire, 20% or more of our-shares that is not by way of a permitted bid is called a flip-in event.

Rights

On the rights plan's effective date, one right was issued and attached to each outstanding Enbridge common share and all new Enbridge shares issued since then have one right attached.

Eight trading days after a flip-in event, the rights separate from the Enbridge shares and shareholders can then exercise their rights and transfer or trade them separately. Any rights held by the bidder become void when a flip-in event occurs. Eight trading days after the flip-in event, each right allows shareholders (other than the bidder) to buy $400 worth of Enbridge shares for $200.

While issuing rights is not initially dilutive, reported earnings per share on a fully diluted or non-diluted basis may be affected by a flip-in event. Rights holders who do not exercise their rights when a flip-in event occurs may suffer substantial dilution.

Lock-up agreements

A bidder can enter into a lock-up agreement with shareholders who agree to tender their Enbridge shares to the takeover bid (locked-up persons), without triggering a flip-in event.

Lock-up agreements must be made public and must allow the locked-up persons to:

•
withdraw their Enbridge shares and tender them to another takeover bid or support another transaction that offers them more value; or
•
withdraw their Enbridge shares and tender them to another takeover bid, or support another transaction with an offer price that exceeds the value of the original bid by the amount specified in the lock-up agreement (or more), as long as the specified amount does not exceed 7% of the value of the original bid.

A lock-up agreement can include a right of first refusal or a delay (or other similar limitation) to give the offering party an opportunity to match the higher price offered by another takeover bid or transaction, as long as a locked-up person can accept another bid or tender his or her Enbridge shares to another transaction.

2011 Management information circular      71

If a locked-up person does not deposit or tender his or her Enbridge shares to the original bid or withdraws any shares previously tendered and deposits them to another takeover bid or supports another transaction, he or she may be charged a penalty. The total penalty, including reimbursement of expenses, "break up" or "top up" fees and other amounts, cannot in aggregate be more than the higher of the following:

•
2.5% of the value payable under the original bid; or
•
50% of the amount by which the competing bid or transaction exceeds the value the locked-up person would have received under the original bid.

Exemptions

The following parties are exempt from triggering a flip-in event when they acquire more than 20% of the outstanding Enbridge shares, as long as they are not making a takeover bid or are part of a group doing so:

•
investment advisors (for fully managed accounts);
•
trust companies (acting as trustees and administrators);
•
statutory bodies whose business includes managing funds; and
•
administrators of registered pension plans.

Redeeming rights

The Board can redeem the rights at $0.001 per right as long as the redemption has been approved by a majority of shareholders (or rights holders, if the rights have separated). It can also redeem the rights without such approval after a permitted bid, competing permitted bid or exempt acquisition has been completed.

When the rights plan doesn't apply

While acting in good faith, the Board can waive the application of the rights plan to a particular flip-in event before the event happens, if the bid is made by way of a takeover bid circular to all shareholders. This is called an exempt acquisition. In this situation, the waiver will also apply to any competing bid that is made by way of a takeover bid circular before the first bid expires.

Board of Directors

The rights plan does not detract from or reduce the Board's duty to act honestly and in good faith in Enbridge's best interests. When a permitted bid is made, the Board will continue to have the duty and power to take actions and make recommendations to shareholders, as are considered appropriate.

Making changes to the rights plan

The Board can make changes to the rights plan as long as they have been approved by a majority of shareholders (or rights holders, if the rights have separated) at a special meeting.

It can also make changes that are necessary to maintain the rights plan's validity when legislation that applies to the rights plan changes, as long as the changes are approved by a majority of shareholders (or rights holders, if the rights have separated) at the next shareholder meeting.

The Board can correct typographical or administrative errors without shareholder approval.

Certificates and Transferability

Before separation, the rights issued with our shares are evidenced by a legend on our share certificates, and they are not transferable separately from the Enbridge shares they are issued with. If the rights separate from the Enbridge shares, they will be evidenced by rights certificates, which will be transferable and can be traded separately from the Enbridge shares from the time they separate.

For more information, you can ask our corporate secretary for a free copy of our 2011 rights plan agreement:

Corporate Secretary,
Enbridge Inc.
3000, 425 - 1st Street S.W., Calgary, AB, T2P 3L8
corporatesecretary@enbridge.com.

72      ENBRIDGE INC.

ENBRIDGE
Where energy meets people™

Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the trading symbol ENB.

Enbridge Inc.
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada
T2P 3L8
Telephone: (403) 231-3900
Facsimile: (403) 231-3920
Toll free: (800) 481-2804

www.enbridge.com

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Proxy form Registered holders of common shares Your common shares give you the right to vote at our 2011 annual and special meeting of shareholders. You can vote in person at the meeting, or vote by proxy using this form. 1 When Wednesday, May 11, 2011 1:30 p.m. mountain daylight time (MDT) Where Metropolitan Conference Centre, Ballroom 333-4th Avenue S.W. Calgary, Alberta (Canada) This proxy is solicited by management and our Board of Directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form. Appoint a proxyholder You can appoint an Enbridge officer to be your proxyholder, or choose someone else to attend and vote on your behalf. You appoint Patrick D. Daniel, or failing him, David A. Arledge You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder): (please print name) You can also appoint a proxyholder on the internet if you want to vote separately on each item of business. Follow the instructions on screen. Two ways to vote – in person or by proxy You can vote on several items of Enbridge business at our upcoming annual and special meeting of shareholders. If you are voting by phone or on the internet, you will need your 13-digit control number, which appears in the lower left corner of this form. A Vote in person If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CIBC Mellon Trust Company (CIBC Mellon), our transfer agent and registrar for our shares. Vote by proxy Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder). You can vote by proxy in one of four ways: B By phone — Call 1.866.271.1207 toll-free and follow the instructions By fax — Complete, date and sign this form and fax to CIBC Mellon at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America) Online — Go to www.eproxyvoting.com/enbridge and follow the instructions on screen • By mail — Complete, date and sign this form and mail it to: CIBC Mellon Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario Canada M1S 0A1 If you are voting by proxy, please complete all three sections of this form, date and sign it, and return it right away. CIBC Mellon must receive your voting instructions by 6 p.m. MDT on Monday, May 9, 2011. Your control number:

2 3 Sign and date If you are sending us your vote by fax or mail, you must sign here for your vote to be counted. When you sign here, you are: authorizing your proxyholder to vote according to your voting instructions at Enbridge’s 2011 annual and special meeting of shareholders, or any adjournment; and revoking any proxy that you previously gave for this meeting. If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form. For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign. Your name (please print exactly as it appears on the front of this form) Your signature (you must sign here) Date (if you leave this blank, we will consider the date to be the day this form was mailed to you) Position and signature (complete this if you are signing by power of attorney on behalf of a corporation, estate or trust) Give us your voting instructions Our board of directors recommends that shareholders vote for the items below. The common shares represented by this proxy form will be voted or withheld according to your instructions. If you do not specify how you want to vote your common shares: the Enbridge officer you appointed as your proxyholder in section 1 will vote for each of the items below; or the other proxyholder you appointed in section 1 can vote as he or she sees fit. If there are amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment. Elect the directors (see page 7 of the management proxy circular) For Withhold 1. David A. Arledge 2. James J. Blanchard 3. J. Lorne Braithwaite 4. Patrick D. Daniel 5. J. Herb England 6. Charles W. Fischer For Withhold 7. V. Maureen Kempston Darkes 8. David A. Leslie 9. George K. Petty 10. Charles E. Shultz 11. Dan C. Tutcher 12. Catherine L. Williams Appoint the auditors (see page 17 of the management proxy circular) For Withhold Appoint Pricewaterhouse Coopers LLP as auditors. Stock split (see page 18 of the management proxy circular) For Against Amend our articles to divide our common shares on a two for one basis. Approve changes to our stock option plans (see page 19 of the management proxy circular) For Against Increase the number of common shares reserved under our stock option plans. Continue our shareholder rights plans (see page 20 of the management proxy circular) For Against Amend, continue and approve our shareholder rights plan. Have a ‘say on pay’ (see page 20 of the management proxy circular) For Against Vote on our approach to executive compensation. While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board. 4 Send us your voting instructions right away CIBC Mellon must receive your completed form by 6 p.m. MDT on Monday, May 9, 2011. If the meeting is postponed or adjourned, we must receive it at least two business days before the start of that meeting. By mail Use the envelope provided or mail to: CIBC Mellon Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario M1S 0A1 By fax Toll-free from anywhere in North America: 1.866.781.3111 From outside North America: 1.416.368.2502 Remember to fax both pages of this form. If you are voting on the internet, you need to complete your voting instructions by 6 p.m. MDT on Monday, May 9, 2011. Go to www.eproxyvoting.com/enbridge and follow the instructions on screen.

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